Exhibit 99.1

THIRD QUARTER REPORT 2009

OCTOBER 29, 2009 Based on US GAAP and expressed in US dollars	For a full explanation of results, the Financial Statements and Management Discussion & Analysis, and mine statistics please see the Company’s website, www.barrick.com.
Barrick Reports Q3 Results
Significantly Reduces Gold Hedge Position

Highlights
•	Barrick Gold reported a net loss of $5.4 billion ($6.07 per share) compared to net income of $254 million ($0.29 per share) in Q3 2008. The net loss primarily reflects a $5.7 billion charge to earnings for a change in accounting treatment following the Company’s previously announced intention to eliminate its Gold Hedges[1]. Adjusted net income of $473 million ($0.54 per share)[2] compares to $404 million ($0.46 per share) in the same prior year period. Operating cash flow was a record $911 million in the third quarter, up 67% compared to $544 million in the same prior year period.

•	Q3 gold production of 1.90 million ounces at total cash costs of $456 per ounce or net cash costs of $371 per ounce[2] was on plan. Barrick remains on track with its full year 2009 production guidance of 7.2-7.6 million ounces of gold at total cash costs of $450- $475 per ounce or net cash costs of $360-$385 per ounce. Production is expected to increase to approximately 7.7-8.1 million ounces in 2010 at lower total cash costs than in 2009.

•	In early September, Barrick announced a plan to provide investors with full leverage to the gold price on future production by eliminating its Gold Hedges and a substantial portion of the liability related to its fully participating Floating Contracts[1] using $3.9 billion in net proceeds from an equity offering. In October, the Company completed the sale of $1.25 billion of long-term debt securities to further reduce the Floating Contracts liability. As of October 28, the Gold Hedges have been reduced to 1.9 million ounces with a remaining liability of $1.3 billion and the Floating Contracts liability has been reduced to $1.5 billion.

•	Construction of Barrick’s new generation of low cost mines remains on schedule and in line with their budgets. Buzwagi has ramped up production and Cortez Hills is 85% complete. Pueblo Viejo is progressing well with 60% of the capital budget committed, and Pascua-Lama has started construction. At full capacity, these projects are expected to contribute about 2.6 million ounces of annual production at lower than current cash costs.

•	Barrick agreed to sell an amount equivalent to 25% of the life-of-mine silver production from Pascua-Lama and silver production from three existing mines until project completion at Pascua-Lama for $625 million in cash and ongoing payments as silver is delivered. The transaction surfaces the value of Pascua-Lama, shares overall risk, increases the expected rate of return on Barrick’s investment and provides an additional source of financing, while maintaining full upside on 100% of the gold and 75% of the silver production.

•	Subsequent to quarter end, Barrick entered into an agreement to purchase a 70% interest in the El Morro project in Chile for $465 million in cash. The transaction is expected to add another large, high quality gold-copper project to Barrick’s portfolio near its Pascua-Lama and Cerro Casale projects.

•	The Company has completed an internal review to improve its organizational structure and expects to realize annualized savings of at least $50 million once fully implemented.

[1]	Gold Hedges are fixed price (non-participating) gold contracts. Floating Contracts are floating spot-price (fully participating) gold contracts which are economically similar to a fixed US dollar obligation and do not require any activity in the gold market to eliminate.

[2]	Adjusted net income, net cash costs per ounce, total cash costs per ounce and realized price are non-GAAP financial measures with no standard meaning under US GAAP. See pages 40-45 of the Company’s MD&A.

BARRICK THIRD QUARTER 2009	PRESS RELEASE

Q3 production of 1.90 million ounces of gold at total cash costs of $456 per ounce or net cash costs of $371 per ounce (applying credit for non-gold sales) was on plan.
     The average realized gold price for the quarter was $971 per ounce2, $11 higher than the average spot price of $960 per ounce. The Company reported a third quarter net loss of $5.4 billion ($6.07 per share) compared to net income of $254 million ($0.29 per share) in the prior year period. The current period net loss primarily reflects a $5.7 billion charge to earnings for a change in accounting treatment following the Company’s decision to eliminate its Gold Hedges and a $155 million impairment charge for the Sedibelo platinum project. Q3 2009 adjusted net income of $473 million ($0.54 per share) compares to $404 million ($0.46 per share) in the prior year period and reflects higher gold revenues and lower cost of sales, partly offset by lower realized copper prices and higher income tax expense.
     Q3 2009 operating cash flow increased by 67% to a record $911 million compared to $544 million in Q3 2008, and reflects higher adjusted net income and lower income taxes paid as a result of the production mix and the use of tax loss carryforwards. The Company has generated almost $2.0 billion in operating cash flow in the first 9 months.
     “Our operations delivered another strong quarter, positioning us well to meet our production and cost targets for the year,” said Aaron Regent, Barrick’s President and Chief Executive Officer. “In addition to our continued focus on achieving our production goals, the Company took a number of important steps during the quarter to enhance our strategic positioning in what we expect to be a strong gold price environment. We have dealt decisively with our Gold Hedges which will be completely eliminated within 12 months. We further increased our exposure to metal prices by monetizing 25% of the silver at Pascua-Lama, which provided additional financial capacity to purchase 70% of El Morro, adding another high quality gold-copper project to our portfolio. We have also completed an organization review which will improve our decision making processes and reduce our administrative costs by at least $50 million per year.”
PLAN TO ELIMINATE GOLD HEDGES
In September, Barrick announced a plan to eliminate all of its Gold Hedges within 12 months and a substantial portion of the liability related to its fully participating Floating Contracts. The Gold Hedges are contracts where Barrick has sold forward gold ounces and will receive a fixed price upon delivering into these contracts. As such, Barrick does not benefit from any increase in the price of gold but the mark-to-market (MTM) liability, or costs of these contracts, will increase with a rise in the gold price. The Floating Contracts were previously fixed contracts that have been neutralized by entering into an offsetting contract where the gold has been repurchased. The impact was to fix the loss on these contracts at that point, such that it will not change with subsequent movements in the gold price but will incur a financing charge. Conversely, the Company will fully benefit from any subsequent increase in the price of gold.
     Barrick made this decision to gain full leverage to the gold price on all future production based on an increasingly positive outlook for gold. In addition, the gold hedge book has been a particular concern among our shareholders. We believe the hedge book obscured the many positive developments within the Company and adversely impacted the investment community’s ability to analyze and evaluate the Company, thereby reducing its appeal to the broader market. By eliminating the Gold Hedges, Barrick will now fully participate in the movement of the gold price and will be able to provide greater clarity around its capital structure. To fund the elimination of the Gold Hedges and a substantial portion of the Floating Contracts liability, Barrick issued new equity for net proceeds of $3.9 billion and subsequent to the third quarter issued $1.25 billion in new long-term debt securities. The debt securities are comprised of $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039.
     “We were able to secure very attractive terms for this long-term debt that will further simplify and strengthen our capital structure,” said Jamie Sokalsky, Executive Vice President and Chief Financial Officer.

BARRICK THIRD QUARTER 2009	PRESS RELEASE

Reconciliation of Gold Hedges and Floating Contracts from September 30 to October 28, 2009 and to September 2010

	Gold Hedges			Floating Contracts	Total
	Ounces	MTM Liability		Liability	Liability
	(millions)	($ billions)		($ billions)	($ billions)

As at September 30, 2009	2.9	1.9		3.7	5.6 *
Change in mark-to-market	—	0.2		—	0.2
Ounces eliminated/net proceeds used to date	(1.0)	(0.8)		(2.2)	(3.0)

As at October 28, 2009	1.9	1.3	**	1.5	2.8
Ounces to be eliminated/net proceeds to be used	(1.9)	(1.3)	**	(0.8)	(2.1)

Remaining Floating Contracts liability by September 2010	—	—		0.7 ***	0.7

*	The total liability excludes a $0.1 billion settlement obligation for silver sales contracts.

**	At a gold price of $1,050 per ounce.

***	Assuming no change in the mark-to-market position as a result of interest rate movements. The remaining Floating Contracts liability will increase by the current average financing charge of about 5% at the date of reset.
     At the end of Q3, 2.9 million ounces of Gold Hedges with a liability of $1.9 billion and $3.7 billion of the Floating Contracts liability remained.
     As of October 28, the Gold Hedges have been significantly reduced to 1.9 million ounces with a remaining liability of $1.3 billion. Barrick can purchase the remaining 1.9 million ounces in the open market or deliver physical gold into these contracts in order to terminate them. The Floating Contracts liability is economically similar to a fixed US dollar obligation with an average financing charge of about 5%. This liability has been reduced to $1.5 billion as of October 28 and does not require any activity in the gold market to be eliminated.
     As of October 28, the remaining proceeds available from the equity offering and the debt offering to be applied to the Gold Hedges and Floating Contracts is $2.1 billion.
     The Gold Sales Contracts have previously been accounted for as “normal sales” under US GAAP, where the impact is recorded in Barrick’s financial statements as revenue on delivery of gold production under the contracts at the contracted price. Contracts were not recorded as assets or liabilities on the balance sheet prior to delivery and the mark-to-market position has been regularly disclosed on a quarterly basis in the Company’s Management Discussion and Analysis. In light of the Company’s decision to eliminate the contracts, the negative MTM position of $5.6 billion has been recorded on the balance sheet as a liability with a corresponding charge to earnings in the third quarter. Until elimination, any changes in the MTM from quarter to quarter will be recorded in the Company’s income statement. The MTM liability will be extinguished as the contracts are eliminated, and all settlements will flow through operating cash flow.
     A $10 per ounce increase or decrease in the spot price will result in an increase or decrease in the MTM position of $19 million on the remaining 1.9 million ounces of Gold Hedges. The MTM position of the Floating Contracts is impacted by changes in US dollar interest rates but such impact is not material when compared to the impact of the change in the gold price on the Gold Hedges.
PRODUCTION AND COSTS
Q3 2009 production of 1.90 million ounces at total cash costs of $456 per ounce was on plan, primarily as a result of strong operating performance from North America and South America. The Company is on track with its full year production guidance of 7.2-7.6 million ounces of gold at total cash costs of $450-$475 per ounce or net cash costs of $360-$385 per ounce.
     The North America region continued to perform well, with production of 0.71 million ounces at total cash costs of $518 per ounce meeting plan. The result was significantly driven by Goldstrike, which produced 0.34 million ounces at total cash costs of $495 per ounce. Mining from the open pit transitioned at the end of the quarter into a waste

BARRICK THIRD QUARTER 2009	PRESS RELEASE

stripping phase which is expected to continue for the balance of the year. Production at Cortez increased to 0.14 million ounces at total cash costs of $554 per ounce as a result of higher grades which are expected to continue in Q4.
     The South America business unit met plan with production of 0.51 million ounces at total cash costs of $247 per ounce. The Lagunas Norte mine had a strong Q3 with production of 0.30 million ounces at total cash costs of $128 per ounce on higher grades and tons processed compared to each of the prior two quarters. Veladero’s production of 0.13 million ounces at total cash costs of $502 per ounce benefited from access to higher grade areas in the latter part of the quarter, which is expected to continue into Q4. The commissioning of the crusher expansion is now in the ramp-up phase and is designed to increase processing capacity from 50,000 to 85,000 tons per day.
     The Australia Pacific region produced 0.46 million ounces at total cash costs of $585 per ounce. Porgera, the region’s largest operation, produced 0.12 million ounces at total cash costs of $583 per ounce. Higher production and lower total cash costs are expected at Porgera in Q4.
     Production from the African business unit was 0.21 million ounces at total cash costs of $477 per ounce with a strong contribution from the new Buzwagi mine, which produced 87,000 ounces at total cash costs of $315 per ounce. The flotation plant was commissioned during Q3 and processing is expected to transition from oxide to sulfide ore in Q4. Buzwagi is anticipated to produce about 200,000 ounces of gold at total cash costs of about $335 per ounce in 2009.
     The Company is on track with its full year copper production guidance of 375-400 million pounds and is expecting to come in at the low end of its total cash costs guidance of $1.25-$1.35 per pound. Q3 copper production of 104 million pounds was on plan and total cash costs of $1.05 per pound were better than plan. The Company again benefited from its copper hedge position, realizing $2.90 per pound, 9% higher than the average spot price.
PROJECTS UPDATE
Barrick’s three world-class projects in construction remain on schedule and in line with their respective pre-production capital budgets. Together with Buzwagi, they are expected to collectively contribute about 2.6 million ounces3 of lower cost average annual production once at full capacity. Production is expected to increase to 7.7-8.1 million ounces in 2010 with new production from Cortez Hills4.
     Overall construction of the Cortez Hills project in Nevada is approximately 85% complete and in line with its $500 million capital budget. Production continues to be anticipated in Q1 2010. The Cortez property is expected to contribute approximately one million ounces per year at total cash costs of $350-$400 per ounce in the first full five years once Cortez Hills is in operation.
     The Pueblo Viejo project in the Dominican Republic is progressing well and is in line with its pre-production capital budget of approximately $2.7 billion (100% basis)5, with approximately 60% of the capital committed. First gold continues to be expected in Q4 2011. Site demolition is now complete and earthworks are about 80% complete. Autoclave construction and steel erection on the autoclave building is well advanced and the first of the mills have arrived in the Dominican Republic. Barrick’s 60% share of annual gold production in the first full five years of operation is anticipated to be 600,000-650,000 ounces per year at total cash costs of about $275-$300 per ounce. Pueblo Viejo is a long life asset with an expected mine life of more than 25 years.
     Pascua-Lama has recently entered construction, with the project team mobilizing to site and beginning work on installation of construction infrastructure. Orders have been placed for long lead time items including mills, the Chilean camp, and mining and earthworks equipment. Pascua-Lama is expected to produce about 750,000-800,000 ounces of gold and 35 million ounces of silver annually in its first full five years at anticipated total cash costs of $20-$50 per ounce6, making it one of the lowest cost gold mines in the

[3]	2.6 million ounces of production is based on the estimated cumulative average annual production in the first full 5 years once all are at full capacity, with the Cortez Complex including Pipeline. Lower cost refers to total cash costs per ounce.

[4]	In Q4 2008, a number of opponents of the Cortez Hills expansion filed suit in the U.S. District Court for the District of Nevada seeking to overturn the Bureau of Land Management’s approval of the Cortez Hills project on environmental and religious grounds. The plaintiffs unsuccessfully sought to enjoin construction of the project pending consideration of their claims. The District Court’s denial of the requested injunction has been appealed and a decision is pending.

[5]	Pre-production, followed by $0.3 billion to complete phased expansion from 18,000 tpd to 24,000 tpd (on a 100% basis including 40% partner Goldcorp).

[6]	Total cash costs per ounce are calculated assuming a gold price of $800 per ounce and applying silver by-product credits assuming a silver price of $12 per ounce.

BARRICK THIRD QUARTER 2009	PRESS RELEASE

world. Commissioning is expected in late 2012 and initial production in the first quarter of 2013.
     A draft feasibility study on the Cerro Casale project in Chile was completed during the quarter. Barrick and its joint venture partner Kinross Gold Corporation continue to study various options to further optimize the project and expect to report results of this work with Q4 disclosure in February, 2010.
     After a review of the development alternatives for Sedibelo, we have decided not to exercise our right to increase our interest from 10% to 65%, which would have required a payment of approximately $106 million in the fourth quarter of 2009 and a decision to develop the project. As a result, we recorded a pre-tax impairment charge of $158 million in Q3 2009.
CORPORATE DEVELOPMENT
Barrick recently entered into an agreement to acquire Xstrata Plc’s 70% interest in the El Morro project for $465 million in cash. El Morro is expected to add another large, high quality gold-copper resource to Barrick’s portfolio in Chile, an attractive country for mine development. El Morro is located between Pascua-Lama and Cerro Casale in the Atacama Region of Chile, where the Company will look to capture potential construction and future operating synergies. The Company’s immediate focus will be on optimizing the current feasibility study and exploring the associated 800 square kilometer land position. As reported by Xstrata, total measured and indicated gold and copper resources are approximately 8.3 million ounces and 6.3 billion pounds (100% basis), respectively7. The other 30% interest in El Morro is owned indirectly by New Gold Inc. which holds a right of first refusal to purchase Xstrata’s interest and has until January 11, 2010 to exercise this right. Barrick’s agreement to purchase Xstrata’s interest is subject to the expiration or waiver of the New Gold right of first refusal and other customary closing conditions. The transaction is expected to close prior to January 30, 2010.
     The Company has completed a transaction with Silver Wheaton Corp. to sell an amount equivalent to 25% of the life-of-mine silver production from Pascua-Lama and silver production from three existing mines until project completion at Pascua-Lama for a cash deposit of $625 million payable over three years and ongoing payments for each ounce of silver delivered under the agreement. The transaction shares risk, increases the expected rate of return of Pascua-Lama, and in addition, the upfront payment represents an additional source of financing for a portion of the $2.8-$3.0 billion cost of construction at Pascua-Lama8.
ORGANIZATION REVIEW
Barrick has completed an internal organization review and is making improvements to its organizational structure. The purpose of this review was to ensure clear alignment within the Company on key priorities, appropriate resources are in place to support these priorities and clarity around roles and responsibilities. An additional goal was to identify ways to simplify work practices and reduce our overall general and administrative (G & A) cost structure. An internal team of senior executives worked with colleagues throughout the Company to determine their recommendations, without using outside consultants.
     Many of the recommendations will result in changes in work practices and in particular improving the level of communication and coordination throughout the Company. Areas of overlap have been identified and will be eliminated. More responsibility and accountability will be held by the regional business units. As a result, there will be a net reduction of about 80 positions, primarily in Toronto. These positions will be largely phased out over the next six months. A non-recurring charge of approximately $30 million will be split between the third and fourth quarters of this year. Corporate and regional pre-tax savings of at least $50 million are expected to be realized on an annualized basis once fully implemented.
* * * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York stock exchanges.

[7]	Calculated on a 100% basis from Xstrata’s June 2008 reported 70% equity share of measured mineral resources of 208 million tonnes grading 0.55 g/t gold and 0.66% copper and indicated mineral resources of 274 million tonnes grading 0.53 g/t gold and 0.55% copper applying a cut-off grade of 0.3% on total copper in accordance with JORC standards.

[8]	Based on an assumed gold price of $800 per ounce and silver price of $12 per ounce.

BARRICK THIRD QUARTER 2009	PRESS RELEASE

Key Statistics

Barrick Gold Corporation	Three months ended		Nine months ended
(in United States dollars)	September 30,		September 30,
(Unaudited)	2009	2008	2009	2008

Operating Results
Gold production (thousands of ounces)[1]	1,904	1,945	5,525	5,545
Gold sold (thousands of ounces)[1]	1,884	1,809	5,480	5,404
Per ounce data
Average spot gold price	$960	$872	$931	$897
Average realized gold price[2]	971	874	940	899
Net cash costs[3]	371	380	376	319
Total cash costs[4]	456	466	463	432
Amortization and other[5]	127	134	118	116
Copper credits	85	86	87	113
Total production costs	583	600	581	548
Copper production (millions of pounds)	104	87	295	260
Copper sold (millions of pounds)	86	85	262	262
Per pound data
Average spot copper price	$2.65	$3.49	$2.12	$3.61
Average realized copper price[2]	2.90	3.49	3.03	3.56
Total cash costs[4]	1.05	1.60	1.21	1.20
Amortization and other[5]	0.19	0.38	0.21	0.37
Total production costs	1.24	1.98	1.42	1.57

Financial Results (millions)
Sales	$2,096	$1,878	$5,952	$5,803
Net income (loss)	(5,350)	254	(4,487)	1,253
Adjusted net income (loss)[6]	473	404	1,205	1,384
Operating cash flow	911	544	1,978	1,767
Per Share Data (dollars)
Net income (loss) (basic)	(6.07)	0.29	(5.12)	1.44
Adjusted net income (loss) (basic)[6]	0.54	0.46	1.38	1.59
Net income (loss) (diluted)	(6.07)	0.29	(5.12)	1.42

Weighted average basic common shares (millions)[7]	882	872	876	872
Weighted average diluted common shares (millions)[7,8]	882	884	876	885

	As at	As at
	September 30,	December 31,
	2009	2008

Financial Position (millions)
Cash and equivalents	$6,531	$1,437
Non-cash working capital	809	1,037
Long-term debt	5,131	4,556
Equity	402	182

[1]	Production includes equity gold ounces in Highland Gold. Production also includes an additional 40% share of production from the Cortez mine from March 1, 2008 onwards, an additional 50% interest in Hemlo from January 1, 2009 onwards and 100% of Storm from October 1, 2008 onwards.

[2]	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 43 of the Company’s MD&A.

[3]	Net cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 41 of the Company’s MD&A.

[4]	Total cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 41 of the Company’s MD&A.

[5]	Represents equity amortization expense, unrealized losses on non-hedge currency and commodity contracts and inventory purchase accounting adjustments at the Company’s producing mines, divided by equity ounces of gold sold or pounds of copper sold.

[6]	Adjusted net income is a non-GAAP financial performance measure with no standard meaning under US GAAP. See page 40 of the Company’s MD&A.

[7]	Our weiqhted average basic and diluted common shares outstanding for the three and nine month periods ended September 30, 2009, and consequently our net income (loss) per share data for these periods, do not reflect the full dilutive impact of approximately 12% from the 109 million common shares that were issued on September 23, 2009. The full impact of this dilution will be reflected in our net income (loss) per share data on a go forward basis.

[8]	Fully diluted, includes dilutive effect of stock options and convertible debt.

BARRICK THIRD QUARTER 2009	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production (attributable ounces) (000's)				Total Cash Costs (US$/oz)
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
(Unaudited)	2009	2008	2009	2008	2009	2008	2009	2008

North America [1]	712	775	2,212	2,082	$518	$499	$499	$498
South America	509	522	1,347	1,599	247	265	270	243
Australia Pacific	462	503	1,439	1,410	585	608	582	524
Africa	213	136	503	430	477	614	517	532
Other	8	9	24	24	410	410	410	410

Total	1,904	1,945	5,525	5,545	$456	$466	$463	$432

	Copper Production (attributable pounds) (Millions)				Total Cash Costs (US$/lb)
	Three months ended		Nine months ended		Three months ended		Nine months ended
	September 30,		September 30,		September 30,		September 30,
(Unaudited)	2009	2008	2009	2008	2009	2008	2009	2008

South America	76	64	227	205	$1.11	$1.56	$1.23	$1.06
Australia Pacific	28	23	68	55	0.87	1.76	1.09	1.69

Total	104	87	295	260	$1.05	$1.60	$1.21	$1.20

	Total Gold Production Costs (US$/oz)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2009	2008	2009	2008

Direct mining costs at market foreign exchange rates	$437	$483	$420	$452
(Gains) losses realized on currency hedge and commodity hedge/economic hedge contracts	(1)	(39)	19	(37)
By-product credits	(12)	(9)	(9)	(15)
Copper credits	(85)	(86)	(87)	(113)

Cash operating costs, net basis	339	349	343	287
Royalties	28	26	28	28
Production taxes	4	5	5	4

Net cash costs[2]	371	380	376	319
Copper credits	85	86	87	113

Total cash costs[2]	456	466	463	432
Amortization	123	112	117	112
Unrealized losses (gains) on non-hedge currency and commodity contracts	1	18	(1)	—
Inventory purchase accounting adjustments and other	3	4	2	4

Total production costs	$583	$600	$581	$548

	Total Copper Production Costs (US$/lb)
	Three months ended		Nine months ended
	September 30,		September 30,
(Unaudited)	2009	2008	2009	2008

Cash operating costs	$1.04	$1.58	$1.20	$1.18
Royalties	0.01	0.02	0.01	0.02

Total cash costs[2]	1.05	1.60	1.21	1.20
Amortization	0.19	0.38	0.21	0.37

Total production costs	$1.24	$1.98	$1.42	$1.57

[1]	Barrick’s share of Cortez production and total cash costs increased to 100% effective March 1, 2008. Barrick’s share of Storm production and total cash costs increased to 100% effective October 1, 2008. Production includes an additional 50% interest in Hemlo from January 1, 2009 onwards and Barrick’s share of Hemlo total cash costs increased to 100% effective May 1, 2009.

[2]	Total cash costs and net cash costs are non-GAAP financial performance measures with no standard meaning under US GAAP. See page 41 of the Company’s MD&A.

See page 41 of the Company’s MD&A.

BARRICK THIRD QUARTER 2009	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine month periods ended September 30, 2009, in comparison to the corresponding prior-year periods. This MD&A, which has been prepared as of October 28, 2009, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three and nine month periods ended September 30, 2009 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 46 to 49. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited Consolidated Financial Statements for the three years ended December 31, 2008, the related annual MD&A included in the 2008 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results, including costs, production and returns, to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean peso, Argentinean peso, Peruvian sol and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increased costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law.
CONTENTS

Changes in Presentation of Non-GAAP Financial
Performance Measures	9
Recent Developments	10
Core Business and Market Overview	11
Financial and Operational Results	14
Operating Segments Review	19
Review of Significant Operating Expenses	25
Quarterly Information	28
Financial Condition Review	29
Significant Acquisitions and Divestitures	35
New Accounting Policies and Accounting Estimates	36
Non-GAAP Financial Performance Measures	40
CHANGES IN PRESENTATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES
We use certain non-GAAP financial performance measures in our MD&A. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 40 of our MD&A.
In the MD&A for the second and third quarters of 2009, we have updated the items included in our Reconciliation of Net Income to “Adjusted Net Income.” In third quarter 2009, we have included two additional adjustments. “Elimination of Gold and Silver Sales Contracts” to exclude any gains/losses related to the elimination of the Gold and Silver Sales Contracts from the calculation of Adjusted Net Income. Included in this line will be the loss incurred upon initial recognition of the liability and the unrealized gain/loss due to mark-to-market adjustments through the date contracts are settled. We have also added “Non-recurring restructuring costs”, which will include the non-recurring charge related to our Organization Review and exclude reorganization costs related to our mine closures. The results of these activities are not reflective of the results of the ongoing operations and the adjustment will result in a more meaningful Adjusted Net Income for investors and analysts to evaluate the trends in our results. We believe that this is consistent with our definition of Adjusted Net Income, as described in the Non-GAAP Financial Performance Measures on page 40.
In second quarter 2009, we updated the items to reflect recent changes in US GAAP guidance on business combinations, which includes a requirement on step acquisitions to record previously held interests of the acquired entity at fair value, resulting in remeasurement of those assets and liabilities and the recognition of a related gain/loss. These gains/losses have been excluded from the calculation of Adjusted Net Income because, similar to our previously disclosed adjustment “Gains/losses on the disposition of long-lived assets”, they reflect non-cash charges which are not illustrative of operating performance. As such, we have adjusted Net Income for these items and the description of the relevant line item in the reconciliation has been changed to “Gains/losses on acquisitions/dispositions”.
Also in the second quarter 2009 MD&A, we updated the reconciling items in our “Reconciliation of Sales to Realized Price per ounce/pound” to include export duties that are paid upon sale and currently netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance.
In the first quarter 2009 MD&A, we changed the description of “total gold cash costs per ounce - full credit basis for non-gold sales” to “net cash costs per ounce”. Starting with that MD&A, we have placed greater emphasis on our net cash costs per ounce measure because we believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis. As part of this emphasis, we also introduced the measure “net cash margin” in the first quarter 2009 MD&A, which is calculated as the difference between realized price and net cash costs per ounce, as opposed to the measure “cash margin” which was previously disclosed by us and was calculated using total cash costs per ounce. The definition and manner of use of “net cash costs per ounce” and “net cash margin” remain unchanged from the first quarter 2009 MD&A.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

RECENT DEVELOPMENTS
Elimination of Gold Sales Contracts
On September 8, 2009, we announced a plan to eliminate our fixed price (non-participating) gold contracts (the “Gold Hedges”) within 12 months and a significant portion of our floating spot-price (fully-participating) gold contracts (the “Floating Contracts”, and, together with the Gold Hedges, the “Gold Sales Contracts”). We made this strategic decision to gain full leverage to the gold price on all future production due to an increasingly positive outlook on the gold price and continuing robust gold supply/demand fundamentals. In addition, we believe that the Gold Sales Contracts were adversely impacting Barrick’s appeal to the broader investment community and, hence, its share price performance.
In conjunction with this announcement, we completed a bought deal equity offering of 109 million common shares at a price of $36.95 per common share for net proceeds of $3.9 billion (the “Common Share Offering”), which will be used to eliminate the Gold Hedges and a portion of the Floating Contracts. The increase in our common shares outstanding to 983 million shares represents a dilution to the ownership interests of shareholders prior to the Common Share Offering of approximately 12%. This dilution will have a similarly dilutive impact on our earnings per share performance on a go forward basis.
Further, on October 16, 2009, we issued $1.25 billion in debt securities comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039 (the “Bond Offering”). The net proceeds from this transaction will be used to fund further reduction of the Floating Contracts.
In October 2009 we began settling the Gold Sales Contracts, and through October 28 $3.0 billion of the proceeds have been used, leaving a remaining settlement obligation of $2.8 billion outstanding. We plan to settle the remaining Gold Hedges and a portion of the Floating Contracts within the next twelve months.

	Gold Hedges		Floating
		MTM	Contracts	Total
($ billions, except ounce amounts in millions)	ounces	liability	liability	liability[1]

As at September 30, 2009	2.9	$1.9	$3.7	$5.6
MTM adjustment	—	0.2	—	0.2
Ounces eliminated/net proceeds used to date	(1.0)	(0.8)	(2.2)	(3.0)
As at October 28, 2009[2]	1.9	1.3	1.5	2.8
Ounces to be eliminated/net proceeds to be used	(1.9)	(1.3)	(0.8)	(2.1)
Remaining Floating Contracts liability by September 2010[3]	—	$—	$0.7	$0.7

[1]	The total liability excludes a $0.1 billion settlement obligation for silver sales contracts.

[2]	Calculated using a gold price of $1,050 per ounce.

[3]	Assuming no change in the mark-to-market position as a result of interest rate movements. The remaining Floating Contracts liability will increase by the current average financing charge of about 5% at the date of reset.
Our Gold Hedges are fixed price contracts which do not participate in gold price movements. As of September 30, 2009, our Gold Hedges totaled 2.9 million ounces with a mark-to-market (“MTM”) position (calculated at a spot price of $996 per ounce) of negative $1.9 billion. Under the terms of the Gold Hedges, we can purchase gold in the open market or deliver physical gold into these contracts in order to terminate them. Within the next 12 months, we expect that, on an opportunistic basis, we will purchase these ounces in the open market and/or deliver gold from our own production in a manner which will seek to minimize the costs of settlement. The cost of eliminating a Gold Hedge is approximately equal to the MTM position of that contract at the time of its elimination. Since September 30, 2009, we have closed out an additional 1.0 million ounces of Gold Hedges, leaving 1.9 million ounces as at October 28, 2009. A $10 per ounce increase or decrease in the gold spot price will result in an increase or decrease in the MTM liability of $19 million on the 1.9 million ounces of Gold Hedges that were outstanding as at October 28, 2009. In addition, the MTM position is also impacted by changes in US dollar interest rates and gold lease rates, but such impact is not material when compared to the impact of the change in the gold price.
Our Floating Contracts are essentially Gold Hedges that have been offset against future movements in the gold price but not yet settled. As at September 30, 2009, the Floating Contracts had a MTM position of negative $3.7 billion. This liability does not change with gold prices and is therefore economically similar to a fixed US dollar obligation. No activity in the gold market is required to settle the Floating Contracts. The obligations related to the Floating Contracts are non-amortizing and primarily have 10-year terms with a current weighted average financing charge of approximately 5%.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Prior to the decision to eliminate the Gold Sales Contracts, our intention was to satisfy our obligations by physical delivery of future gold production from our projects. As a result, our Gold Sales Contracts were previously accounted for as “normal sales” contracts under US GAAP, wherein the impact is recorded in our financial statements as revenue upon delivery of gold and silver production under the contracts at the contracted price. The Gold Sales Contracts were not recorded as liabilities on the balance sheet. As a result of our decision to eliminate the Gold Hedges and a portion of our Floating Contracts through means other than physical delivery, these contracts no longer qualify as normal sales contracts and will instead be accounted for as derivative financial instruments on a prospective basis. Our silver sales contracts (“Silver Sales Contracts”) were also impacted by our change in delivery intention. As a result of this change in accounting treatment, the MTM position of $5.6 billion attributable to the Gold Sales Contracts and $0.1 billion related to the Silver Sales Contracts was recorded on the balance sheet as a liability in third quarter 2009 with a corresponding charge to earnings. Until elimination, any changes in this MTM liability from quarter to quarter will be recorded in the income statement. The MTM liability will be extinguished as the contracts are eliminated and the impact of such settlements will be reflected within operating cash flow in the consolidated statement of cash flows.
Sale of Silver to Silver Wheaton Corp.
In September 2009, we entered into an agreement with Silver Wheaton Corp. (“Silver Wheaton”) to sell an amount equivalent to 25% of the life-of-mine silver production from the Pascua-Lama project, upon the later of January 1, 2014 or completion of construction at the project, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. The remaining 75% of silver production from Pascua-Lama is expected to be sold at market prices. Silver Wheaton has made a cash payment of $212.5 million and will make three further payments of $137.5 million each on the first, second and third anniversaries of the September 22, 2009 closing of the transaction, so long as development of Pascua-Lama is continuing and certain other conditions are met, for a total cash deposit of $625 million. Silver Wheaton will also make ongoing payments of $3.90 per ounce in cash (subject to a 1% annual inflation adjustment starting three years after completing construction at Pascua-Lama) for each ounce of silver delivered under the agreement.
The upfront payment stream allows us to monetize some of Pascua-Lama’s value immediately, which also enhances the overall return on investment of Pascua-Lama.
We commenced the sale of silver to Silver Wheaton from the Lagunas Norte, Pierina and Veladero mines effective September 1, 2009.
Organizational Review
We recently completed an internal organization review and are making improvements to our organizational structure.
The purpose of this review was to ensure clear alignment within the company on key priorities, appropriate resources are in place to support these priorities and clarity around roles and responsibilities. An additional goal was to identify ways to simplify work practices and reduce our overall general and administrative cost structure.
Key results of the review include:
•	Areas of overlap have been identified and will be eliminated.
•	More responsibility and accountability will be held by the regional business units.
•	As a result, there will be a net reduction of about 80 positions, primarily at our corporate office in Toronto.
A non-recurring charge totaling approximately $30 million will be recognized in the third and fourth quarters of this year. Corporate and regional pre-tax savings of at least $50 million are expected to be realized on an annualized basis once fully implemented.
CORE BUSINESS AND MARKET OVERVIEW
Core Business
Governed by our five core values; behave like an owner, act with a sense of urgency, be a team player, continually improve, and deliver results, we have become the world’s preeminent gold mining company. Our annual gold production and gold reserves are the largest in the industry. We also produce significant amounts of copper at some of our operating mines. We sell our production in the world market through three primary distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold under copper cathode sales contracts with various third parties.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Third Quarter 2009 Summary
The third quarter of 2009 saw gold prices average a new quarterly high of $960 per ounce. This was a major factor in operating cash flow increasing 67% over the same prior year period. We reported a net loss of $5,350 million, primarily due to a $5,660 million charge to earnings related to the elimination of the Gold and Silver Sales Contracts. Adjusted net income of $473 million was a 17% increase over the prior year period. The market price of gold is one of the most significant factors in determining the profitability of Barrick’s operations. For a $50 increase/decrease in the spot price of gold, we expect both net income and operating cash flow to change by $0.071 per share. With market gold prices reaching new all-time highs in October, we should expect to see expanded margins.
Global Economic Conditions
The third quarter of 2009 continued the trend of improved financial market conditions that began in the previous quarter, particularly in comparison with the fourth quarter of 2008 and the first quarter of 2009. However, while financial market conditions have significantly improved, global unemployment rates are still high and rising, and global monetary conditions remain at historic lows. As a result, the prospects for a sustained economic recovery remain uncertain.
As a result of these global economic conditions, we expect US dollar interest rates to remain low well into 2010. The historically low near-term rates and the upward-sloping yield curve are enabling more consumers to avoid defaulting on debt and are helping previously at-risk financial institutions to stabilize their businesses through borrowing at low short-term rates and lending at higher medium-to-long term rates. The result of this extended period of low interest rates, coupled with the monetary and fiscal stimulus that has been put into the system by governments worldwide, is expected to be greater-than-target inflation rates in OECD countries in coming years. Further, the US dollar is in decline, primarily as a result of the low interest rates offered on US dollars, re-leveraging by investors into riskier assets, and concerns about the level of US government borrowings and deficits. Higher inflation and a declining US dollar are expected to be generally supportive of higher market gold prices.
Our business is subject to a number of general economic risks including:
•	The access to credit impacts the cost and availability of financing and our sources of liquidity.
•	Volatility in market gold prices impacts the amount of our revenues, earnings and cash flow each period.
•	Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs in periods for which we have not put in place price protection through supply contracts and currency/commodity hedge contracts.
•	A downturn in prices for copper would largely impact copper sales beyond 2010 and returns on projects containing a significant amount of copper reserves. A downturn in silver prices would impact the economics of our Pascua-Lama project.
Gold and Copper Prices
During the quarter, the gold price traded in a range of $905 to $1,024 per ounce, and closed at $996. Gold prices averaged $960, a new quarterly average record. The third quarter average of $960 per ounce was an $88 per ounce improvement on the $872 per ounce average in the same prior year period. Gold continued to be influenced by low US dollar interest rates, volatility in the credit and financial markets, investment demand and the monetary policies put in place by the world’s most prominent central banks. As a result of the global easing of monetary policy, as well as increases in announced government spending, particularly in the US, we believe that there is a possibility that both inflation and US dollar depreciation could emerge in the coming years. Gold is viewed as a hedge against inflation and has historically been negatively correlated to the US dollar. Therefore, higher inflation and/or depreciation in the US dollar could be positive for the price of gold. Throughout 2009, we have continued to see increased interest in holding gold as an investment, through global ETFs, exchange holdings and coins.
We believe that the outlook for global gold mine production will be one of declining supply in the years to come. The primary drivers for the global decline are a trend of lower grade production by many producers; increasing delays and impediments in bringing projects — especially large-scale projects — to the production stage; a lack of global exploration success in recent years; and a scarcity of new, promising regions for gold exploration and production. A decrease in global industry production raises the potential for a higher sustainable long-term gold price.
Gold sales from the official sector under the Central Bank Gold Agreement (CBGA) also have a significant impact on gold prices. Current year sales were about 70% below the 500 tonnes full-year quota when the current accord expired in September. A renewed CBGA took effect in September 2009 upon the expiry of the previous accord, with the quota lowered to 400 tonnes

[1]	Assuming a 30% tax rate.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

per year over the current 5-year agreement. This renewal is structured to accommodate the expected sales of up to 400 tonnes of gold from the International Monetary Fund.
Copper prices generally rose throughout the third quarter of 2009, continuing the pattern of rising copper prices that began in the first half of the year, from a low of $2.14 per pound to a high of $2.97 per pound. The average price in the third quarter was $2.65 per pound and the closing price was $2.78 per pound. Copper’s rise occurred mainly as a result of continued Chinese demand and increasingly positive sentiment about the prospects for future economic expansion, including the expected impact on copper demand from government stimulus spending on infrastructure projects. Copper prices should continue to be positively influenced by demand from Asia, global economic performance, availability of scrap metal and production levels of mines and smelters in the future.
On our remaining 2009 copper production, we expect to realize a price of approximately $3.00 per pound, assuming a market copper price of $2.90 per pound and factoring in the copper derivative positions in place. We have hedged approximately 80% of our expected 2010 production through the use of collars with an average floor price of $2.14 per pound and an average ceiling price of $3.34 per pound.
Currency Exchange Rates
In third quarter 2009, both the Canadian and Australian dollars continued to strengthen against the US dollar, as a result of stronger energy and commodity prices, expectations of an increase in their benchmark interest rates in advance of the United States, and positive economic indicators showing Canada and Australia are likely to lead OECD countries out of the global economic recession. The Australian dollar traded in a wide range of 0.78 to 0.88 in the quarter, averaging 0.83 and closing at 0.88.
In the third quarter, we recorded gains in earnings of approximately $22 million for Australian dollar hedges (2008: $42 million gain), positively impacting our gold production costs. We recorded a $1 million loss in earnings for Canadian dollar hedges (2008: $4 million gain), primarily impacting corporate administration costs. We are largely hedged for our Australian dollar operation expenditures and Canadian dollar administrative expenditures for the remainder of 2009, and consequently further fluctuations of the US dollar against the Australian and Canadian dollars should not impact our guidance for total cash costs or corporate administrative costs.
A$ Currency Contracts

	A$: US$ contracts	Effective	% of Expected
	(A$ millions)	Hedge Rate	A$ Exposure[1]

2009[2]	368	0.75	90%
2010	1,284	0.80	84%
2011	1,321	0.76	92%
2012	964	0.74	72%
2013	580	0.68	48%
C$ Currency Contracts

	C$: US$ contracts	Effective	% of Expected
	(C$ millions)	Hedge Rate	C$ Exposure[1]

2009[2]	90	0.92	61%
2010	262	0.92	63%
2011	6	0.91	2%

[1]	Includes all forecasted operating, sustainable and eligible project capital expenditures.

[2]	Amounts presented represent contract for the remaining period of 2009.
We also have limited exposure to the Papua New Guinea kina, Peruvian sol, Chilean peso and Argentinean peso, primarily through mine operating costs.
Fuel
The price of crude oil traded in a range of $60 to $74 per barrel, closing at $71 per barrel and averaging $68 per barrel in the quarter, compared to an average of $118 per barrel in the same prior year period.
We directly consume about 3.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same volatility affecting crude oil prices. Volatility in crude prices has a significant direct and indirect impact on our production costs. In order to mitigate this volatility, we have a fuel hedge position of 4.2 million barrels at an average price of $90 per barrel, which is primarily designated for our Nevada-based mines.
Financial Fuel Hedge Summary

	Barrels[1]	Average	% of Expected
	(thousands)	Price	Exposure

2009[2]	585	$97	66%
2010	1,807	$104	47%
2011	770	$85	21%
2012	590	$69	15%
2013	440	$63	12%
	4,192	$90	26%

[1]	Refers to hedge contracts for a combination of WTI, WTB, MOPS and JET.

[2]	Amounts presented represent the remaining position of 2009.
In third quarter 2009, we recorded hedge losses in earnings of approximately $20 million on our fuel hedge

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

positions (2008: $24 million gain) and expect to record hedge losses of approximately $16 million in the remainder of 2009 based on an assumed average market crude oil price of $70 per barrel.
In addition, our wholly-owned subsidiary, Barrick Energy, provides a natural hedge against our fuel price exposure and is expected to produce approximately 1.3 million barrels of oil equivalent (“boe”) in 2009, equivalent to about 40% percent of our fuel requirements.
US Dollar Interest Rates
In 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. For the remainder of 2009 and into 2010, we expect that short-term rates will remain at these low levels, with the US Federal Reserve continuing to use monetary policy initiatives in an effort to keep long-term interest rates low. We expect such initiatives to be followed by incremental increases to the short-term rate once economic conditions and credit markets normalize.
At present, our interest rate exposure mainly relates to the mark-to-market value of derivative instruments, the fair value and ongoing payments under US dollar interest-rate swaps and to the interest payments on our variable-rate debt ($0.3 billion at September 30, 2009), and interest receipts on our cash balances ($6.5 billion at the end of the quarter). At present, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in short-term interest rates, because the majority of interest costs are fixed. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as the amount of capital expenditures.
FINANCIAL AND OPERATIONAL RESULTS

	Three months ended September 30		Nine months ended September 30
($ millions, except per share in dollars)	2009	2008	2009	2008

Revenues	$2,096	$1,878	$5,952	$5,803
Net income/loss)	(5,350)	254	(4,487)	1,253
Per share[1]	(6.07)	0.29	(5.12)	1.44
Net income/(loss)	(5,350)	254	(4,487)	1,253
Elimination of Gold and Silver Sales Contracts	5,660	—	5,660	—
Impairment charges related to goodwill, property, plant and equipment, and investments	155	97	157	126
Gains on acquisitions/dispositions	(4)	(18)	(84)	(55)
Foreign currency translation (gains)/losses	—	40	(73)	51
Non-recurring restructuring costs	9	—	9	—
Unrealized losses on non-hedge derivative instruments	3	31	23	9
Adjusted net income[2]	473	404	1,205	1,384
Per share[1]	0.54	0.46	1.38	1.59
EBITDA[3]	(4,933)	522	(3,324)	2,392
Operating cash flow	911	544	1,978	1,767
Capital expenditures — minesite sustaining[4]	162	192	469	453
Capital expenditures — other[4]	17	18	39	44
Capital expenditures — projects[4]	$302	$331	918	543

Total assets			30,277	24,360

Total liabilities			$14,895	$8,007

[1]	Calculated using weighted average number of shares outstanding under the basic method.

[2]	Adjusted net income is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 40 of this MD&A.

[3]	EBITDA is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 43 of this MD&A.

[4]	Amount presented is on a cash basis and reflects our equity share of capital expenditures. For a detailed reconciliation and further discussion, please see page 34 of this MD&A.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

In third quarter 2009, we reported a net loss of $5,350 million that includes a $5,660 million charge relating to the elimination of our Gold and Silver Sales Contracts compared with the same prior year period net income of $254 million. Other factors that influenced net income were: a $155 million impairment charge for the Sedibelo platinum project; higher realized gold prices; higher gold sales and lower cash costs; partly offset by lower realized copper prices and higher income tax expense as a result of a deferred income tax credit recorded in third quarter 2008 due to a valuation allowance release.
For the nine months ended September 30, 2009, we reported a net loss of $4,487 million compared to net income of $1,253 million in the same prior year period. The decrease in net income was primarily driven by the loss on the elimination of our Gold and Silver Sales Contracts; higher gold cash costs and lower realized copper prices; partially offset by higher realized gold prices; lower project development expense and lower income tax expense. The lower income tax expense includes a $70 million currency translation gain, recorded in first quarter 2009 on deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.
Adjusted net income was $473 million for the three month period ended September 30, 2009, an increase of 17% compared to the same prior year period. Adjusted net income was affected by the same factors as net income, with the exception of the adjusting items. The significant adjusting item in 2009 consisted of a $5,660 million charge relating to the elimination of the Gold and Silver Sales Contracts; and a $155 million impairment charge on our Sedibelo project. For the nine month period ended September 30, 2009, adjusted net income was $1,205 million, a decrease of 13% compared to the same prior year period. The significant adjusting items in 2009 include: the previously discussed charges in the third quarter as well as a $72 million gain recognized on the acquisition of the additional 50% interest in our Hemlo gold mine; and a $70 million currency translation gain on deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.
EBITDA was a loss of $4,933 million for the three month period ended September 30, 2009, a significant decrease over the prior year period due to the $5,692 million charge relating to the elimination of Gold and Silver Sales Contracts. EBITDA was impacted by the same factors affecting net income with the exception of income tax expense.
Operating cash flow for the third quarter 2009 was $911 million, 67% higher than the prior year period. This increase was primarily due to the factors affecting adjusted net income and lower income taxes paid as a result of the production mix and the use of tax loss carry forwards, and a smaller increase in inventory as we have slowed down the increases in our inventory balances.
Operating cash flow for the nine months ended September 30, 2009 was $1,978 million, 12% higher than the prior year period. This increase was primarily due to the factors affecting adjusted net income and lower income taxes paid as a result of the production mix and the use of tax loss carry forwards, and a decrease in working capital balances.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Key Financial Statistics

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
	2009	2008	2009	2008	2009	2008	2009	2008

Sales[1]
’000s oz/millions Ibs	1,884	1,809	86	85	5,480	5,404	262	262
$ millions	$1,834	$1,593	$248	$274	$5,157	$4,885	$757	$907
Cost of sales ($ millions)	872	888	90	137	2,559	2,368	316	314
Market price[2]	960	872	2.65	3.49	931	897	2.12	3.61
Realized price[2,3]	971	874	2.90	3.49	940	899	3.03	3.56
Total cash costs[2,4,5]	456	466	$1.05	$1.60	463	432	$1.21	$1.20

Net cash costs[2,4,6]	$371	$380			$376	$319

[1]	Gold sales reflect our equity share of sales.

[2]	Per ounce/pound weighted average.

[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 43 of this MD&A.

[4]	Reflects our equity share of production.

[5]	Total cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation to cost of sales, please see page 41 of this MD&A.

[6]	Net cash costs is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation to cost of sales, please see page 41 of this MD&A.
In third quarter 2009, total revenues of $2.1 billion were up 12% compared to the same prior year period, primarily due to higher realized gold prices and an increase in gold sales, partially offset by lower realized copper prices. Realized gold prices of $971 per ounce in third quarter 2009 were $97 per ounce higher than in the prior year period primarily due to the rise in market prices. Copper sales were slightly higher than the previous year and we had lower realized copper prices. Realized copper prices in third quarter 2009 were 17% lower than in the prior year period; however, they were 9% higher than market prices due to the impact of our copper hedges. Our copper hedge position resulted in an additional $44 million in realized revenue during the quarter.
Total revenues of $6.0 billion for the nine month period ended September 30, 2009 were up 3% compared to the same prior year period, as increases in realized gold prices and gold sales were partially offset by lower realized copper prices. Realized copper prices for the nine months were 15% lower than in the prior year period; however, they were 43% higher than market prices due to the impact of our copper hedges. Our copper hedge position resulted in an additional $234 million in realized revenue during the nine month period ended September 30, 2009. Realized gold prices of $940 per ounce in the nine month period ended September 30, 2009 were $41 per ounce higher than in the comparable prior year period.
Cost of sales attributable to gold was $872 million for the three month period ended September 30, 2009 and $2,559 million for the nine month period ended September 30, 2009, a decrease of 2% and increase of 8%, respectively, over the comparable prior year periods. Cost of sales was impacted by increases in labor costs, realized losses on fuel hedges and offset by decreasing prices of consumables. We continue to expect to meet our original cost of sales guidance of $3.2 billion to $3.6 billion in 2009.
Net cash costs per ounce were 2% lower in third quarter 2009 and 18% higher for the nine month period ended September 30, 2009 compared to the same prior year periods. For the three month period, increases in labor costs and losses on fuel hedges were offset by lower consumables prices. In the nine month period, the increase reflects higher labor costs, realized losses on currency and fuel hedges, and lower copper credits from Zaldívar and Osborne as a result of lower realized copper prices. Net cash costs per ounce were also impacted by our relative production mix through the first nine months of 2009, with South America, our lowest cost region, contributing a smaller share of total gold production compared to the first nine months of 2008, largely due to the sequencing of production. We continue to expect to meet our original net cash costs guidance of $360 to $385 per ounce in 2009.
Total cash costs per ounce were 2% lower in third quarter 2009 and 7% higher in the nine month period ended September 30, 2009 compared to the same prior year periods. The changes in total cash costs reflect the factors impacting net cash costs described above, except for the impact of lower copper credits in the nine month period. In fourth quarter 2009, we expect to experience higher total

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

cash costs, primarily as a result of our North America region. We continue to expect to meet our full year guidance for total cash costs of $450 to $475 per ounce in 2009.
In third quarter 2009, cost of sales attributable to copper decreased by $47 million or 34% compared to the same prior year period. For the nine month period ended September 30, 2009, costs of sales attributable to copper was comparable to the same prior year period. Total cash costs per pound were 34% lower in the third quarter and slightly higher in the first nine months of 2009 compared to the same prior year periods. For the three month period, the decrease in cost of sales attributable to copper and total cash costs per pound was primarily attributable to lower fuel and acid costs. For the nine month period, cost of sales attributable to copper and total cash costs per pound were similar as lower direct mining costs were offset by higher electricity prices resulting from a higher-cost power contract at Zaldívar, which came into effect in July 2008. We now expect to be in the low end of our original 2009 guidance for cost of sales of about $470 million and total cash costs per pound of about $1.25 in 2009.
Net cash margins2 for gold in third quarter 2009 were 21% higher than the same prior year period, as we experienced higher realized prices and lower net cash costs.

[2]	Net cash margin is a non-GAAP financial performance measure with no standardized meaning under US GAAP. For further information and a detailed reconciliation, please see page 44 of this MD&A.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Key Operational Statistics

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
	2009	2008	2009	2008	2009	2008	2009	2008

Tons mined (000’s)	195,578	169,741	17,767	19,231	547,006	508,259	60,803	61,440
Ore tons processed (000’s)	43,565	52,910	12,586	9,946	131,212	139,776	38,762	30,296
Average grade (gold ozs/ton and copper percentage)	0.052	0.043	0.627	0.683	0.050	0.049	0.618	0.635
Production (‘000s oz/millions Ibs)[1]	1,904	1,945	104	87	5,525	5,545	295	260

[1]	Gold production reflects our equity share of production.
Gold production for the third quarter and nine month period ended September 30, 2009 was down slightly over the same prior year periods. For the three months ended September 30, increases in production at Buzwagi, Veladero and Cortez were offset by decreases at Goldstrike, Lagunas Norte and Porgera. For the nine months ended September 30, increases in production at Buzwagi, Hemlo, Cortez and Cowal were offset by decreases at Veladero, Pierina, Tulawaka and Golden Sunlight. We continue to expect to meet our 2009 gold production guidance of between 7.2 and 7.6 million ounces.
In third quarter 2009, total tons mined increased 15% over the prior year period mainly due to the increase in capacity as a result of the crusher expansion at Veladero, increased waste stripping at Golden Sunlight and the start up of our new Buzwagi mine, offset by decreases at Porgera due to wall stability issues, which restricted access to the pit. Ore tons processed decreased by 18% reflecting a decrease at Cortez as we processed more underground ore, offset by an increase at Veladero due to an increase in the cut-off grade. Average ore grades were higher as increases at Cortez, caused by the increase in underground tons, and Veladero, due to an increase in the cut-off grade, were partially offset by lower grade material processed at Plutonic and Tulawaka.
In the nine month period ended September 30, 2009, total tons mined increased 8% over the prior year period mainly due to the start up of our new Buzwagi mine, Veladero, due to an increase in the mining fleet capacity in preparation for the processing capacity increase as a result of the crusher expansion, and increased waste stripping at Golden Sunlight, offset by decreases at Porgera, where wall stability issues restricted access to the pit, and Cowal, where wall failure remediation activities inflated the number of tons mined in 2008. Ore tons processed decreased by 6% as increases at Veladero, due to an increase in the cut-off grade, were offset by decreases at Cortez, due to the increase in underground ore processed, and Round Mountain.
Average ore grades increased 21% year over year as grade increases at Goldstrike, Cowal and Hemlo were partially offset by lower grade material processed at Tulawaka and Pierina, as Pierina nears the end of its mine life.
Copper production in the three months and nine months ended September 30, 2009 was 17 million pounds and 35 million pounds higher than the same prior year periods, respectively. The increase was due to better grades at Osborne and improved leaching kinetics at Zaldívar. Our estimated 2009 copper production guidance remains unchanged at between 375 to 400 million pounds.
We are continuously evaluating opportunities to increase our gold and gold/copper production base. Beyond 2009, we expect gold production to increase to approximately 7.7 and 8.1 million ounces in 2010, with the start up of the Cortez Hills open pit, at expected lower cash costs than in 2009.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2009 Outlook

(in millions unless otherwise stated)	Latest 2009E

Gold
Production (millions of ounces)		7.2 - 7.6
Cost of sales		$3,200-3,600
Net cash costs ($ per ounce)		$360-385
Total cash costs ($ per ounce)		$450-475
Amortization ($ per ounce)[1]	$	~120
Copper
Production (millions of pounds)		375-400
Cost of sales	$	~470
Total cash costs ($ per pound)	$	~1.25
Amortization ($ per pound)[2]	$	~0.20
Other amortization and accretion[3]		$135
Corporate administration		$160
Exploration expense		$150-160
Project expense (including equity pick-up)[4]		$180-200
Other expense[5]		$300
Interest income		$10
Interest expense[6]		$65
Capital expenditures — minesite sustaining [7]	$	~800
Capital expenditures — projects[8]	$	~1,500
Effective income tax rate[9]		30%

[1]	We expect amortization to be at the high end of our original guidance range of $115 - $120 per ounce due to the impact of the Hemlo acquisition.

[2]	We now expect amortization to be at the low end of our original guidance range of $0.20 - $0.25.

[3]	This amount reflects amortization expense attributable to Barrick Energy, and on corporate and Regional Business Unit offices, plus accretion on our asset retirement obligations.

[4]	In the first quarter, we decreased our guidance for project expense in 2009 to $200 to $230 million from $250 to $270 million. In the third quarter, we further decreased our guidance for project expense in 2009 to $180 to $200 million from $200 to $230 million. Both decreases reflect reduced expenditures at certain of our early stage projects.

[5]	In the third quarter, we increased our guidance for other expense in 2009 to $300 million from $200 million, primarily reflecting increases in restructuring costs, higher professional fees and RSU expense as a result of an increase in our share price.

[6]	In the first quarter, we increased our guidance for interest expense in 2009 to $50 million from $30 million, reflecting the issuance of $750 million in debt in March 2009. In the third quarter, we increased the guidance again to $65 million from $50 million, reflecting the issuance of $1,250 million in debt in October 2009 and the interest on the Silver Wheaton proceeds.

[7]	We expect minesite sustaining capital expenditures to be in the middle of our original guidance of $750 to $850 million.

[8]	We expect project capital expenditures (net of funding from non-controlling interests and excluding capitalized interest) to be at the high end of our original guidance of $1,300 to $1,500 million with the approval of construction of our Pascua - Lama project.

[9]	The estimated effective tax rate excludes the impact of currency translation gains on deferred tax balances and tax rate changes.
OPERATING SEGMENTS REVIEW
We report our results of operations using a geographical business unit approach: North America, South America, Australia Pacific and Africa. In addition, we have a Capital Projects segment, distinct from our regional business units, to focus on managing large projects. This structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

In our Financial Statements, we present a measure of historical segment income that reflects gold sales and copper sales at average consolidated realized gold and copper prices, respectively, less segment expenses and amortization of segment property, plant and equipment.
We monitor segment expenses and period to period fluctuations in our total cost of sales on a unit basis, per ounce of gold and per pound of copper, which is referred to as total cash costs. Therefore, the discussion of results for our producing mines focuses primarily on this statistic to explain changes in segment expenses.
North America

Key Operating Statistics1

	Three months ended September 30			Nine months ended September 30
	2009	2008	% Change	2009	2008	% Change

Tons mined (millions)	105,456	92,202	14%	296,065	269,725	10%
Ore tons processed (millions)	17,041	28,698	(41%)	52,108	67,406	(23%)
Average grade (ozs/ton)	0.052	0.032	63%	0.051	0.044	16%
Gold produced (000’s/oz)	712	775	(8%)	2,212	2,082	6%
Cost of sales ($ millions)	$366	$405	(10%)	$1,110	$1,050	6%

Total cash costs (per oz)	$518	$499	4%	$499	$498	no change

[1]	Key Operating Statistics include the underground operations at Cortez Hills. For an update of the Cortez Hills project, refer to the Capital Projects section on page 24.
Production for the third quarter and nine months ended September 30, 2009 was down 8% and up 6%, respectively, over the comparable prior year. In the third quarter, production increases at Cortez, Hemlo and Storm were more than offset by decreases at Goldstrike and Golden Sunlight. For the nine month period, production increases at Cortez, Hemlo, Ruby Hill, and Storm were partly offset by lower production at Bald Mountain, Round Mountain and Golden Sunlight.
Higher production at Cortez was mainly a result of increasing ore grades as we expand operations at the Cortez Hills underground and also our increased ownership interest, effective March 2008. At Hemlo and Storm, production increased reflecting the acquisition of our joint venture partners’ interests in those mines of 50% and 40%, respectively. At Ruby Hill, production increased due to a significant increase in ore tons processed as mining in the same prior year periods was focused on waste stripping. At Goldstrike, production for the third quarter and nine months ended September 30, 2009 decreased by 26% and increased by 2%, respectively. Third quarter 2009 saw a return to a significant stripping phase in the open pit at the end of the quarter, resulting in the decreased production. This decrease was offset by an increase in average ore grades through the first two quarters of 2009 due to the fact that a significant portion of the first two quarters in 2008 were also focused on waste stripping. We expect that Goldstrike will continue to move in and out of extended waste stripping phases over the remaining mine life. In fourth quarter 2008, Golden Sunlight entered an extended development phase and is not expected to produce gold until 2011.
Cost of sales decreased by 10% in third quarter 2009 compared to the same prior year period primarily as a result of lower prices paid for key input commodities. For the first nine months of 2009, cost of sales was higher than the prior year period mainly due to higher production levels and the impact of fuel hedge losses. Total cash costs per ounce were up 4% to $518 for the third quarter and up slightly to $499 for the nine months ended September 30, 2009 compared to the same prior year periods. The increases are in part attributable to the acquisitions of additional interests in Hemlo and Storm, which are higher cost operations; planned increases in labor as we ramp up underground activities at Cortez Hills; and realized losses on fuel hedge contracts in 2009 of $5 million in the third quarter and $27 million the first nine months. Primarily as a result of the increase in waste stripping at Goldstrike, fourth quarter 2009 total cash costs are expected to increase from current levels.
We continue to expect full year production to be in the range of 2.55 to 2.70 million ounces at total cash costs of $520 to $550 per ounce for the region.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

South America

Key Operating Statistics

	Three months ended September 30			Nine months ended September 30
	2009	2008	% Change	2009	2008	% Change

Gold
Tons mined (millions)	42,031	35,160	20%	119,386	110,266	8%
Ore tons processed (millions)	16,830	16,030	5%	52,093	47,579	9%
Average grade (ozs/ton)	0.035	0.034	5%	0.033	0.037	(13%)
Gold produced (000’s/oz)	509	522	(2%)	1,347	1,599	(16%)
Cost of sales ($ millions)	$123	$131	(6%)	$365	$380	(4%)

Total cash costs (per oz)	$247	$265	(7%)	$270	$243	11%

Copper
Copper produced (millions of Ibs)	76	64	19%	227	205	11%
Cost of sales ($ millions)	$73	$100	(27%)	$265	$215	23%

Total cash costs (per Ib)	$1.11	$1.56	(29%)	$1.23	$1.06	16%

Gold production for the third quarter and nine months ended September 30, 2009 was 2% and 16% lower, respectively, than the comparable prior year periods. In the third quarter 2009, higher production at Veladero was more than offset by a decrease at Lagunas Norte when compared to the same prior year period. Production at Veladero increased in the third quarter of 2009 as we started to access higher grades from both the Amable and Federico pits and improved crusher performance complemented by initial start-up of the crusher circuit expansion. For the first nine months of 2009, lower production levels were due to the planned mining of lower grade ore at all the South American mines. At Veladero, we expect to see increases in production levels in future quarters as a result of the completion of the crusher expansion and the mining of higher grades.
Cost of sales applicable to gold decreased by $8 million or 6%, and $15 million or 4%, for the third quarter and nine months ended September 30, 2009, respectively, over the comparable prior year periods. In third quarter 2009, cost of sales was lower because of lower production levels and lower total cash costs mainly attributable to lower blasting and fuel costs. Total cash costs per ounce were principally impacted by the lower production levels.
We now expect full year gold production to be in line with our original guidance of 1.95 to 2.06 million ounces at revised total cash costs of $270 to $290 per ounce for the region. The revised total cash costs reflect lower operating costs and higher silver by-product credits than originally forecasted.
Copper production for the third quarter and nine months ended September 30, 2009, was 19% and 11% higher than the same prior year periods, respectively. The increase was mainly due to increases in heap leach ore and improved leaching kinetics over the prior year period which was adversely affected by acid supply shortages.
Copper cost of sales decreased by $27 million or 27% in the third quarter as higher production levels were more than offset by lower total cash costs. Total cash costs per pound were 29% lower mainly as result of lower fuel, acid and power costs. For the first nine months of 2009, copper cost of sales increased by 23% as higher production levels combined with higher total cash costs mainly due to higher prices for electricity under a new contract effective July 2008, under which the cost of power fluctuates with market oil prices.
We continue to expect full year copper production to be in the range of 305 to 320 million pounds at total cash costs of $1.15 to $1.25 per pound for the region.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia Pacific

Key Operating Statistics

	Three months ended September 30			Nine months ended September 30
	2009	2008	% Change	2009	2008	% Change

Gold
Tons mined (millions)	32,149	36,609	(12%)	102,368	110,382	(7%)
Ore tons processed (millions)	7,352	7,128	3%	21,946	21,707	1%
Average grade (ozs/ton)	0.072	0.081	(11%)	0.075	0.075	no change
Gold produced (000’s/oz)	462	503	(8%)	1,439	1,410	2%
Cost of sales ($ millions)	277	274	1%	826	700	18%

Total cash costs (per oz)	$585	$608	(4%)	$582	$524	11%

Copper
Copper produced (millions of Ibs)	28	23	22%	68	55	24%
Cost of sales ($ millions)	17	37	(54%)	51	99	(48%)

Total cash costs (per Ib)	$0.87	$1.76	(51%)	$1.09	$1.69	(36%)

Gold production in third quarter 2009 was down 8% from the prior year period as higher production at Yilgarn South was more than offset by lower production at Porgera and at Henty, which was sold effective July 1, 2009. For the first nine months of 2009, gold production was 2% higher as increases in production at Cowal and Kalgoorlie were principally offset by the decrease in production at Porgera and sale of Henty.
At Yilgarn South, higher production in the third quarter 2009 was principally due to better ore grades. Production at Porgera for 2009 decreased over the same prior year periods, as wall stability issues affected production in the second and third quarters of 2009. By the end of the third quarter, production levels at Porgera had returned to expected levels. At Cowal, the slip on the east wall restricted access to high grade ore in the majority of 2008 and production rates returned to expected levels by the end of that year. Production at Kalgoorlie for 2009 increased due to the mining of higher grade ore compared to the prior year period.
Cost of sales applicable to gold has increased slightly in third quarter 2009 over the prior year period. Total cash costs per ounce were down 4% in third quarter 2009 compared to the prior year period. In the first nine months of 2009, cost of sales increased by 18% over the prior year period as higher cost of sales was partially offset by marginally higher production. The 11% increase in total cash costs per ounce was mainly due to higher labor and contractor costs; higher natural gas prices under a new contract effective June 2008; and higher royalties.
We continue to expect full year gold production to be in the range of 1.85 to 2.00 million ounces at total cash costs of $580 to $610 per ounce for the region.
Copper production for the third quarter and nine months ended September 30, 2009 was up 22% and 24%, respectively, compared to the same prior year periods. These increases were mainly due to better ore grades and recovery rates and increased tonnages processed throughout 2009. Copper cost of sales decreased by 54% and 48% for the third quarter and nine months ended September 30, 2009 respectively, as higher production levels were more than offset by lower total cash costs. Total cash costs per pound were 51% and 36% lower for the third quarter and first nine months of 2009 compared to the same prior year periods, mainly as a result of higher production and lower costs due to a decrease in activity on site as the mine nears the end of its life.
We now expect full year copper production to be in the range of 80 to 90 million pounds at revised total cash costs of $1.20 to $1.25 per pound for the region.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Africa

Key Operating Statistics

	Three months ended September 30			Nine months ended September 30
	2009	2008	% Change	2009	2008	% Change

Tons mined (millions)	15,942	5,770	176%	29,187	17,885	63%
Ore tons processed (millions)	2,342	1,054	122%	5,065	3,084	64%
Average grade (ozs/ton)	0.104	0.148	(30%)	0.114	0.159	(29%)
Gold produced (000’s/oz)	213	136	57%	503	430	17%
Cost of sales ($ millions)	$106	$78	36%	$258	$238	8%

Total cash costs (per oz)	$477	$614	(22%)	$517	$532	(3%)

Gold production for the third quarter of 2009 was 57% higher than the same prior year period and production levels for the first nine months of 2009 were 17% higher year over year. The increase primarily reflects the production start up of Buzwagi in May 2009, combined with higher production at Bulyanhulu partially offset by lower production at Tulawaka. Tulawaka production for the three months and nine months ended September 30 was 45% and 59% lower, respectively, than the same prior year periods, due to the shift from open pit to underground mining planned in 2009. At Bulyanhulu, production was higher compared to the same prior year period due to the negative impact of the illegal strike on production in the first half of 2008.
Cost of sales increased 36% in third quarter 2009 and increased 8% in the first nine months of 2009 over the same prior year periods. The year on year increase resulted from higher production volumes, primarily from Buzwagi, partly offset by lower total cash costs. Total cash costs were 22% lower in third quarter and 3% lower in the first nine months compared to the same prior year period as they were positively impacted by the low cost production from Buzwagi and lower diesel and contractor services costs at North Mara.
We now expect full year gold production to be in line with our original guidance of 0.71 to 0.80 million ounces at revised total cash costs of $500 to $520 per ounce for the region. The revised total cash costs reflect higher direct mining costs, specifically labor and materials.
Capital Projects

Key Operating Statistics

	Three months ended September 30			Nine months ended September 30
(in millions)	2009	2008	% Change	2009	2008	% Change

Project expenses[1]	$9	$17	(47%)	$29	$131	(78%)
Project expense incurred by equity investees[2]	29	23	26%	78	38	105%
Total project expense	38	40	(5%)	107	169	(37%)
Capital expenditures[3]	154	272	(44%)	$491	$563	(13%)
Capital commitments[4]	$721	$463	56%

[1]	Amounts presented represent our share of project development expense.

[2]	Amounts presented represent our share of project development expense from projects for which we use the equity account, including Reko Diq, Cerro Casale, Kabanga and Donlin Creek.

[3]	Amounts presented represent our share of capital expenditures on a cash basis, and exclude expenditures incurred at our Cortez Hills property (three months 2009: $66 million, 2008: $28 million; nine months 2009: $208 million, 2008: $91 million) and Golden Sunlight (three months 2009: $9 million, 2008: nil; nine months 2009: $16 million, 2008: nil) which are not managed by the Capital Projects group.

[4]	Capital commitments represent purchase obligations as at September 30 where binding commitments have been entered into for long lead capital items related to construction activities at our projects.
Project expenses primarily relate to activities undertaken to advance the Sedibelo, Cerro Casale and Reko Diq projects. Capital expenditures are attributable to our Pueblo Viejo, Pascua-Lama and Buzwagi projects. Capital expenditures at Buzwagi have been included in minesite sustaining capital expenditure beginning in May 2009. We expect project capital expenditures to continue to increase in 2009 as activities at Pueblo Viejo and Pascua-Lama ramp up.
Significant projects
As discussed in the Africa operating segment review, the Buzwagi project in Tanzania commenced commercial production in second quarter 2009. Construction was completed in the third quarter and the flotation plant

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

was commissioned. The flotation plant will allow processing to transition from oxide to sulphide ore in the fourth quarter of 2009. Buzwagi was in line with its pre-production capital budget of about $400 million and is expected to contribute approximately 200 thousand ounces in 2009 at total cash costs of about $335 per ounce.
At our Cortez Hills project3 in Nevada, we received a favorable decision from the Federal District Court in Reno during the first quarter allowing the full project to go forward. That Court decision has been appealed. Pre-stripping work is progressing in the open pit and most of the remaining significant milestones are expected to be met during the fourth quarter of 2009. The project is expected to be completed in the first quarter of 2010 when the initial pre-production stripping is complete. Once the project commences production, it is expected to make a key, long life, low cost contribution to our existing Cortez mine. Total construction costs remain in line with the pre-production capital budget of $500 million with $429 million spent to date. In addition to the original scope of work, we continue to accelerate our underground development schedule. Underground ore production has begun and is being processed at the Cortez Pipeline mill (oxide ore) and the Goldstrike autoclave (refractory ore). To date, we have spent $79 million on underground development and we expect to spend an additional $25 to $40 million advancing underground development in the remainder of the year and into 2010. We continue to capitalize interest on the development of the open pit portion of the mine.
The Pueblo Viejo project in the Dominican Republic is progressing well and within its pre-production capital budget of approximately $2.7 billion (100% basis), with initial production anticipated in the fourth quarter of 2011. Site demolition is now complete and earthworks are about 80% complete. Autoclave construction and steel erection on the autoclave building is well advanced and the first of the mills have arrived in the Dominican Republic. Barrick’s 60% share of annual gold production in the first full five years of operation is expected to be 600 to 650 thousand ounces at total cash costs of $275 to $300 per ounce. Pueblo Viejo is a long life asset with an expected mine life of over 25 years.
In May 2009, we announced the go-ahead decision on construction of the Pascua-Lama project following the satisfactory resolution of certain outstanding fiscal matters. Construction has started, with the project team mobilizing to site and beginning work on installation of construction infrastructure. Orders have been placed for long lead time items including mills, the Chilean camp, and mining and earthworks equipment. During third quarter 2009, the final water approvals were granted in Chile and we continue to advance sectoral permits and other approvals on both sides of the border according to schedule. In third quarter 2009, we entered into an agreement with Silver Wheaton to sell an amount equivalent to 25% of the life-of-mine silver production from the project in return for a cash deposit of $625 million. This upfront payment will help finance the cost of construction and enhance the overall rate of return on the project. The pre-production construction plan is estimated at $2.8 to $3.0 billion, with commissioning expected in late 2012 and initial production expected in first quarter 2013. Average annual production is expected to be 750 to 800 thousand ounces of gold and 35 million ounces of silver in the first five full years with total cash costs between $20 to $50 per ounce4, making it one of the lowest cost gold producing mines in the world.
At Sedibelo, a platinum project in South Africa, we met the conditions for a 10% interest in the property following the completion of a feasibility study in 2008. We also held the right to increase our interest to 65% in return for a decision to develop Sedibelo and payment of approximately $106 million in fourth quarter 2009. In the first half of 2009, due to a change in the economics for platinum group metals (“PGM”), we conducted a thorough review of development alternatives to maximize the project’s potential. Failing a decision in fourth quarter 2009 to develop the Sedibelo project, Barrick’s partner has 90 days to purchase Barrick’s 10% interest by reimbursing Barrick for direct and proven costs of prospecting activities and the cost of compiling the BFS. After conducting a thorough review of development alternatives, we have decided not to proceed with this payment to increase our ownership interest in Sedibelo. As a consequence of this decision, we recorded an impairment charge of $158 million in third quarter 2009, reducing the carrying amount of our investment in the project and related assets to their estimated fair values.
A feasibility study update of our 50% owned Donlin Creek project in Alaska was approved by the Board of the Donlin Creek LLC in second quarter 2009. Further optimization work is underway to look at both capital and operating efficiencies. Pre-permitting activities are underway.

[3]	The Cortez Hills project is managed by our North America regional business unit and not our Capital Projects Group. An update of the project has been included in this section so that it has been grouped with the other Barrick projects.

[4]	Total cash costs per ounce are calculated assuming a gold price of $800 per ounce and applying silver by-product credits assuming a silver price of $12 per ounce.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reko Diq is a large copper-gold porphyry mineral deposit on the Tethyan belt, located in southwest Pakistan in the province of Baluchistan in which we hold a 37.5% interest. A pre-feasibility study was completed in third quarter 2009. Work on a full feasibility study has commenced and is expected to be completed in the first half of 2010. We are reviewing alternatives to optimize the funding structure for this project to mitigate geopolitical risks associated with the project.
Cerro Casale is one of the world’s largest undeveloped gold and copper deposits, located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo, in which we hold a 50% interest. A draft of the feasibility study on the project was received in third quarter 2009 and is currently under review with our partner. Barrick and Kinross Gold Corporation continue to study various options to further optimize the project and expect to report results of this with fourth quarter disclosures in February 2010.
Kabanga is one of the world’s largest undeveloped nickel sulfide deposits located in Tanzania in which we hold a 50% interest. Xstrata Nickel earned a 50% interest in the project under the earn-in agreement during the fourth quarter 2008 and is currently the operator of this project. Future expenditures will be funded equally by Xstrata Nickel and Barrick. The project specifications continue to evolve and finalization of a feasibility study has been extended through to June 2010 to allow optimization of project engineering and associated capital requirements.
REVIEW OF SIGNIFICANT OPERATING EXPENSES
Exploration

	Three months		Nine months
	ended		ended
	September 30		September 30
($ millions)	2009	2008	2009	2008	Comments on significant trends and variances

North America	$22	$23	$49	$64	Third quarter expenditures include higher amounts at Cortez ($6 million), offset by lower expenditures at Bald Mountain ($3 million). Year to date decrease mainly reflects lower expenditures at Cortez ($7 million), Bald Mountain ($5 million), and Pinson ($5 million).
South America	5	7	16	28	Lower third quarter expenditures mainly due to a decrease in other Chile ($1 million). Year to date decrease mainly reflects lower expenditures at Zaldívar ($7 million), and a decrease in other Chile exploration ($3 million).
Australia Pacific	10	18	33	41	Lower third quarter expenditures due to lower activity at Porgera ($1 million), and in other areas of Papua New Guinea ($2 million). Year to date decrease mainly reflects lower expenditures at Kanowna ($3 million), Osborne ($9 million), and Cowal ($2 million).
Africa	3	4	6	12	Year to date decrease mainly reflects lower expenditures at North Mara ($6 million).
Capital Projects	—	1	1	2
Other	3	2	5	5

Total	$43	$55	$110	$152

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Project Development Expense

	Three months		Nine months
	ended		ended
	September 30		September 30
($ millions)	2009	2008	2009	2008	Comments on significant trends and variances

Mine development	$7	$13	$19	$110	Mainly due to expenditures at Pueblo Viejo now being capitalized ($42 million) and lower activity at Kainantu ($18 million).
Non-capitalizable project costs	2	10	10	31	The decrease in year to date was due to lower expenditures at Pinson ($6 million) and Golden Sunlight ($5 million).
Business development/other	12	18	30	30

Total	$21	$41	$59	$171

Amortization and Accretion Expense

	Three months		Nine months
	ended		ended
	September 30		September 30
($ millions)	2009	2008	2009	2008	Comments on significant trends and variances

Gold mines
North America	$100	$86	$276	$241	Higher amortization is mainly due to an increase in sales volume at Goldstrike ($28 million) and Hemlo ($32 million), partially offset by lower sales volume at Golden Sunlight ($23 million).
South America	33	37	95	126	Mainly due to lower sales volume at Pierina ($19 million) and Veladero ($11 million).
Australia Pacific	72	67	214	188	Higher sales volume resulted in higher amortization at Kanowna ($16 million), Plutonic ($8 million), and Darlot ($8 million).
Africa	29	16	60	53	Mainly due to the production start up at Buzwagi in 2009 (Q3 - $12 million, YTD - $14 million).
Copper mines
South America	15	17	53	54
Australia Pacific	—	15	2	42	An impairment was recorded in fourth quarter 2008 which reduced property, plant and equipment amounts to salvage values.
Other	17	10	65	22	The increase in 2009 reflects finalization of the purchase price allocated for Barrick Energy in fourth quarter 2008. ($22 million) and a one-time amortization adjustment ($16 million).
Amortization total	$266	$248	$765	$726
Accretion	16	14	45	41

Total	$282	$262	$810	$767

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Significant Operating Expenses

	Three months		Nine months
	ended		ended
	September 30		September 30
($ millions)	2009	2008	2009	2008	Comments on significant trends and variances

Write-down of investments	$—	$112	$1	$151	In 2008, we recorded an impairment charge on our investment in Highland Gold and other investments in junior mining companies ($112 million) and an impairment charge on ABCP ($39 million).
Impairment Charges	158	—	158	—	Relates to impairment charge at our Sedibelo Project in Q3 2009 ($158 million)
Elimination of Gold and Silver Sales Contracts	5,692	—	5,692	—	In third quarter 2009 we recorded a $5,692 million charge in related to our decision to eliminate our Gold and Silver Sales Contracts (see page 10).
Corporate administration	40	39	120	110	Year to date increase mainly related to higher stock option expense ($9 million).
Interest income	2	12	7	34	Decrease is mainly due to lower interest rates.
Interest costs
Incurred	$79	$58	$228	$167	Increase is mainly due to additional interest incurred because of bond issuances (Q3 2008: $1,250 million, Q1 2009: $750 million).
Capitalized	(67)	(51)	(200)	(146)	Higher interest capitalized in third quarter due to capital projects relating to Cortez Hills ($15 million), Pueblo Viejo ($15 million), Pascua-Lama ($14 million), and other mines ($9 million).
Interest expensed	12	7	28	21
Other expense	79	74	213	165	Increase is mainly due to restructuring costs ($20 million) accrued over the three quarters.
Other income	$16	$39	$98	$111	Comprised mainly of gain on sale of Henty in Q3 2009 ($5 million); a gain on acquisition of Hemlo in 02 2009 ($72 million) and a gain on sale of ABCP in Q2 2008 ($42 million).
Income Taxes
Income tax expense was $141 million in third quarter 2009. Excluding the tax impact of the charge relating to the elimination of the Gold and Silver Sales Contracts ($5,692 million), impairment charges ($158 million), and currency translation gains on deferred tax balances, the underlying effective tax rate for income in third quarter 2009 was 28%.
Income tax expense was $377 million for the nine months ended September 30, 2009. Excluding the tax impact of the charge relating to the elimination of the Gold and Silver Sales Contracts ($5,692 million), impairment charges ($158 million), the gain on acquisition of Hemlo ($72 million), currency translation gains on deferred tax balances, and the Canadian functional currency election, the underlying effective tax rate for income in the nine months ended September 30, 2009 was 29%.
In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollars as the functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a onetime tax credit of $70 million in that quarter.
The Ontario provincial budget presented in Q1 2009 included a corporate tax rate reduction. When the budget legislation is enacted, likely later in 2009 or early in 2010, we expect to record a reduction to our Canadian deferred tax asset and a corresponding deferred tax expense of about $45 to $55 million.
Our expected underlying effective tax rate for 2009 is 30%. This expected underlying rate excludes the tax effects of the adjusting items excluded from adjusted net income (refer to page 40 for details), the Canadian functional currency election, currency translation gains and losses on deferred tax balances, the impact of tax rate changes and any changes in deferred tax valuation allowances.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities, or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.
QUARTERLY INFORMATION
Quarterly Information ($ millions, except where indicated)

		2009			2008			2007
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Sales[1]	$2,096	$2,029	$1,827	$2,110	$1,878	$1,967	$1,958	$1,917
Realized price[2] — gold	971	931	915	809	874	898	930	801
Realized price[2] — copper	2.90	3.18	2.93	3.06	3.49	3.65	3.50	3.11
Cost of sales	971	975	955	1,191	1,028	882	775	834
Net income/loss)	(5,350)	492	371	(468)	254	485	514	537
Per share[3] (dollars)	(6.07)	0.56	0.42	(0.54)	0.29	0.56	0.59	0.62
Adjusted net income[4]	473	431	296	277	404	442	537	597
Per share[3] (dollars)	0.54	0.49	0.34	0.32	0.46	0.51	0.62	0.69
EBITDA[5]	(4,933)	954	655	(45)	522	886	984	793
Operating cash flow	$911	$718	$349	$439	$544	$505	$718	$676

[1]	Per our consolidated financial statements.

[2]	Per ounce/pound weighted average.

[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

[4]	Adjusted net income is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 40 of this MD&A.

[5]	EBITDA is a non-GAAP financial performance measure with no standard meaning under US GAAP. For further information and a detailed reconciliation, please see page 43 of this MD&A.
Our financial results for the last eight quarters reflect: volatile spot gold and copper prices that impact realized sales price and generally higher gold and copper production costs mainly caused by inflationary pressures. The net loss realized in third quarter 2009 includes a $5.7 billion charge relating to a decision to eliminate our Gold and Silver Sales Contracts. In fourth quarter 2008, the net loss included write-downs of goodwill and property, plant and equipment, and investments totaling $773 million, net of tax.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW
 Summary Balance Sheet and Key Financial Ratios

	As adjusted[1]	As at	As at
($ millions, except ratios and share amounts)	September 30, 2009	September 30, 2009	December 31, 2008

Total cash and cash equivalents	$2,646	$6,531	$1,437

Total current assets	4,925	8,810	4,112

Total current liabilities	1,541	1,541	1,844

Working Capital	3,384	7,269	2,268
Total assets	26,392	30,277	24,161
Total liabilities	11,010	14,895	8,702
Net debt[2]	4,195	4,195	2,889

Total shareholders’ equity	$14,980	$14,980	$15,277

Total common shares outstanding[3]	982,959,127	982,959,127	872,738,664

Key Financial Ratios:
Current ratio[4]	3.20:1	5.72:1	2.23:1
Debt-to-total capitalization[5]	0.19:1	0.19:1	0.24:1
Debt-to-book value[6]	0.16:1	0.14:1	0.19:1
Debt-to-equity[7]	0.28:1	0.28:1	0.30:1

[1]	The amounts in this column have been adjusted to reflect the net proceeds of the Bond Offering in October 2009 ($1,214 million) and the use of the aggregate net proceeds of the Common Share Offering and Bond Offering ($5,099 million) to reduce the liability related to the Gold Sales Contracts.

[2]	Represents total long-term debt (excluding fair value adjustments) of $5,034 million (December 31, 2008: $4,326 million) plus the settlement obligations for the elimination of the Gold and Silver Sales Contracts of $5,692 million (December 31, 2008: nil) less total cash and cash equivalents of $6,531 million (December 31, 2008: $1,437 million) as at September 30, 2009.

[3]	Total common shares outstanding does not include 12,908,151 stock options. The increase from December 31, 2008 is caused by the Common Share Offering and the exercise of stock options.

[4]	Represents current assets divided by current liabilities as at September 30, 2009 and December 31, 2008.

[5]	Represents net debt divided by net debt plus share capital of $17,343 million (December 31 2008: $13,372 million).

[6]	Represents net debt divided by total liabilities and shareholders’ equity as at September 30, 2009 and December 31, 2008.

[7]	Represents net debt divided by total shareholders’ equity as at September 30, 2009 and December 31, 2008.
Balance Sheet Review
Total assets were $30.3 billion as at September 30, 2009, an increase of $6.1 billion or 25% compared to December 31, 2008. The increase primarily reflects an increase of cash as a result of the Common Share Offering and operating cash flow; an increase in property, plant and equipment; partially offset by a decrease in current derivative assets. Total liabilities were $14.9 billion, an increase of $6.2 billion or 71% compared to December 31, 2008. The increase primarily reflects the recognition on the balance sheet of the settlement obligation to eliminate Gold and Silver Sales Contracts, an increase in long term debt reflecting the issuance of debt in March 2009, partially offset by a decrease in derivative liabilities.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions, plus production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate have a settlement period.
Shareholders’ Equity
Outstanding Share Data

Shares outstanding
As at October 13, 2009	No. of shares

Common shares	983,131,624
Stock options	12,735,654
In September 2009, we completed the Common Share Offering of 109 million common shares at a price of $36.95 per common share for net proceeds of $3.9 billion. This increase in our common shares outstanding to 983 million shares represents a dilution of the ownership interests of shareholders prior to the offering of approximately 12%.
On October 28, 2009, the Board of Directors declared a dividend of US dollars $0.20 per share, payable on December 15, 2009, to shareholders of record at the close of business on November 30, 2009.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

During first quarter 2009, we redeemed the remainder (0.5 million) of the Barrick Gold Inc. exchangeable shares into Barrick common shares. The special voting share was also redeemed and cancelled in the first quarter 2009.
Comprehensive Income
Comprehensive income consists of net income, together with certain other economic gains and losses that collectively are described as “other comprehensive income/loss” or “OCI,” and excluded from the income statement in accordance with US GAAP.
In third quarter 2009, other comprehensive income before tax was $178 million, mainly consisting of mark to market gains of $186 million on cash flow hedge contracts designated for future periods, caused primarily by changes in currency exchange rates and prices for copper and oil; reclassification adjustments totaling $47 million for hedge gains designated for third quarter 2009 that were transferred to earnings; $28 million in gains on currency translation adjustments for Barrick Energy; and an $14 million unrealized gain on the fair value of investments.
Included in accumulated other comprehensive income at September 30, 2009 were unrealized gains on currency and oil hedge contracts totaling $265 million, based on September 30, 2009 market rates. The related hedge contracts are designated against operating costs primarily over the next five years, and are expected to help protect against the impact of the weakening US dollar and/or rising oil prices. We also had accumulated hedge gains on copper hedge contracts totaling $34 million, based on September 30, 2009 market rates. We expect to record these gains in copper sales over the remainder of 2009 and 2010. The hedge gains/losses are expected to be recorded in earnings at the same time that the corresponding hedged copper sales, operating costs and amortization of capital expenditures are recorded in earnings.
Financial Position
We have maintained a sound financial position even with the market turbulence that was experienced in late 2008 and into 2009. This is illustrated by our significant cash and working capital balances and our relatively low debt to equity and debt to total capitalization ratios as at September 30, 2009.
Our sound financial position is reflected in the fact that we have the only A-rated balance sheet in the gold mining industry as measured by S&P. Our credit ratings, as established by S&P and Moody’s, have remained stable. Our ability to access unsecured debt markets and the related cost of debt financing is, in part, dependent upon maintaining an acceptable credit rating. Deterioration in our credit rating would not adversely affect existing debt securities, but could impact funding costs for any new debt financing.
Credit Rating from Major Rating Agencies

At October 13, 2009:

Standard and Poor’s (“S&P”)	A-

Moody’s	Baal

The key factors impacting our financial position, and therefore our credit rating, include the following:
•	Our market capitalization and the strength of our balance sheet, including the amount of net debt and our debt-to-equity ratio (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2009);

•	Our net cash flow, including cash generated by operating activities (refer to liquidity section of this MD&A for discussion of key factors impacting these measures in 2009);

•	Expected capital expenditure requirements (refer to the financial outlook of our 2008 Annual Report for discussion of key factors impacting these measures in future periods);

•	The quantity of our gold reserves (refer to page 141 of our 2008 Annual Report for more information);

•	Our geo-political risk profile; and

•	The mark-to-market value of our Gold Sales Contracts (refer to Recent Developments section of this MD&A.)
Counterparty Risk
Our financial position is also dependent, in part, on our exposure to the risk of counterparty defaults related to the net fair value of our derivative contracts, including the liabilities related to our Gold Sales Contracts. Counterparty risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Counterparty risk can be assessed both in terms of credit risk and liquidity risk. For cash and equivalents and accounts receivable, credit risk represents the carrying amount on the balance sheet, net of any overdraft positions.
For derivatives, when the fair value is positive, this creates credit risk. When the fair value of a derivative is negative, we assume no credit risk. However, liquidity risk exists to the extent a counterparty is no longer able to perform in accordance with the terms of the contract due to insolvency. In cases where we have a legally enforceable master netting agreement with a

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

counterparty, credit risk exposure represents the net amount of the positive and negative fair values for similar types of derivatives. For a net negative amount, we regard credit risk as being zero. For a net positive amount, this is a reasonable basis to measure credit risk when there is a legally enforceable master netting agreement. We mitigate credit and liquidity risk by:
•	Entering into derivatives with high credit-quality counterparties;

•	Limiting the amount of exposure to each counterparty; and

•	Monitoring the financial condition of counterparties.
As of October 28, 2009, we have 11 counterparties, which consist primarily of large commercial banks. We proactively manage our exposure to individual counterparties in order to mitigate both credit and liquidity risks. As at September 30, 2009, we had one counterparty that held 13% of our total mark-to-market position. No other counterparty had in excess of 10% of the total mark-to-market position. Through September 30, 2009, none of the counterparties with which we held outstanding contracts had declared insolvency. The use of the aggregate net proceeds from the Common Share Offering and the Bond Offering to settle the Gold Hedges and a portion of the Floating Contracts will significantly reduce our exposure to counterparty risk.
Fair Value of Derivative Positions

Assets (liabilities)
($ millions)	As at September 30, 2009

Settlement Obligation for Gold and Silver Sales Contracts
Gold Hedges	$(1,910)
Floating Contracts	(3,672)
Silver Sales Contracts	(110)

Sub Total	(5,692)

Other Derivative Positions
Currency contracts	313
Interest rate contracts	(6)
Copper contracts	55
Fuel contracts	(50)

Total	$5,380

Liquidity
Total cash and cash equivalents at the end of third quarter 2009 were $6.5 billion. Excluding the proceeds of the Common Share Offering in September 2009, cash and cash equivalents available was $2.6 billion. At quarter end, our cash position consisted of a mix of term deposits and treasury bills. Net debt was $4.2 billion, which reflects our cash position less settlement obligations for Gold and Silver Sales Contracts and long-term debt at the end of the third quarter, with a debt-to-equity ratio of 0.28:1. As of October 28, 2009, we had used $3.0 billion of our cash balance to settle Gold Sales Contracts leaving a balance of $2.8 billion still to be settled. The majority of our outstanding long-term debt matures at various dates beyond 2012, with approximately $252 million repayable5 in the period 2009 to 2012. In addition, counterparties to debt and derivative instruments do not have unilateral discretionary rights to accelerate repayment at earlier dates, and therefore we are largely protected from short-term liquidity fluctuations.
In September 2009, we completed the Common Share Offering of 109 million common shares at a price of $36.95 per common share for net proceeds of $3.9 billion. This increase in our common shares outstanding to 983 million shares represents a dilution to the ownership interests of shareholders prior to the offering of approximately 12%. This will have a similarly dilutive impact on our earnings per share performance on a go forward basis.
Further, on October 16, 2009, we issued $1.25 billion in debt securities comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039. The aggregate net proceeds from these two transactions will be used to fund the elimination of the Gold Sales Contracts.
One of our primary ongoing sources of liquidity is operating cash flow, and in the third quarter 2009 we generated $911 million. The principal risk factor affecting operating cash flow is realized gold prices which in turn are impacted by market gold prices. We are largely protected in 2009 from lower copper prices by our copper hedge position, and we have hedged approximately 80% of 2010 production. Beyond 2010, we are fully exposed to market copper prices. As we eliminate our Gold Hedges and a significant portion of our Floating Contracts within the next twelve months using the aggregate net proceeds from the Common Share Offering and the Bond Offering, our operating cash flows will be reduced by $5.1 billion.
The principal uses of liquidity are sustaining capital expenditures, construction activities at capital projects, acquisitions, dividend payments and interest payments. We regularly assess alternatives for capital allocation and our capital structure to optimize both returns on capital and our cost of capital. Sustaining capital expenditures have averaged about $0.8 billion per year over the past three years and assuming 2008 dividend

5 Includes $49 million of capital lease payments.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

rates and reflecting the increase in common shares as a result of the September 2009 Common Share Offering, dividends will now total about $0.39 billion per year. The balance of cash flow generated by operations, after paying for sustaining capital and dividends, is available for investment in capital projects and acquisitions. We have invested over $5 billion on capital projects and acquisitions in the past three years, partly financed by cash flow from operations and partly by new financings, including $750 million in new debt issued in March 2009. We expect to spend about $4 billion through the end of 2012 to fund remaining construction activities at Pueblo Viejo and Pascua-Lama, partly funded by deposits received from Silver Wheaton and external project financing for a portion of the construction cost of Pueblo Viejo and Pascua-Lama. We are also finalizing feasibility studies for various other projects, which would require substantial up front capital investments to bring them into production, and are still subject to a final capital allocation review. On October 12, 2009 we announced an agreement to purchase a 70% interest in the El Morro Project for a cash payment of $465 million, which is expected to close by January 30, 2010. We expect to fund this acquisition from a combination of cash balances and future operating cash flow.
Investments in capital projects and acquisitions are subject to an internal capital allocation review prior to proceeding with new expenditures. This review entails an assessment of our overall liquidity, the overall level of investment required, and the prioritization of investments. The assessment also takes into account expected levels of future operating cash flow and the cost and availability of new financing. A decline in market gold prices and/or copper prices could impact the timing and amount of future investment in capital projects and/or other uses of capital.
Alternatives for sourcing our future capital or other liquidity needs include other credit facilities, future operating cash flow, sale of non-core assets, project financings and debt or equity financings. These alternatives are continually evaluated to determine the optimal mix of capital resources of our capital needs.
To the extent our expected uses of liquidity are projected to exceed sources, such as operating cash flow, we would seek to secure funding from available sources, which could result in significant changes to our overall capital structure and/or our debt: equity ratio. In addition to our cash balances, we also have a $1.5 billion credit facility available as sources of financing. For Pueblo Viejo, we are in active discussions with a group of export credit agencies to put in place $1 billion of project financing, including our partner’s share, which covers a portion of the total capital cost of the project. For Pascua-Lama, we entered into an agreement with Silver Wheaton in third quarter 2009 to sell an amount equivalent to 25% of the life-of-mine silver from the project, plus current silver production from our Veladero, Lagunas Norte and Pierina mines until Pascua-Lama is producing, in return for a cash deposit of $625 million, payable over three years. This upfront payment will help finance the cost of construction and enhance the overall rate of return on the project.
In light of current global economic conditions, our ability to secure new financing for our expected capital needs for capital projects could be significantly impacted, particularly if these conditions persist for an extended period of time. In particular:
•	An increased cost of financing due to rising credit spreads could have a negative impact on overall project economics.

•	A lack of availability of credit on acceptable terms could make it difficult for us to raise the capital required to build some or all of our projects on the timelines previously anticipated or at all.

•	Our joint venture partners may also have difficulty securing funding for their share of project capital requirements which could impact the ability to build some of the projects.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Sources and Uses of Cash
Our liquidity needs can be met through a variety of sources, including: cash generated from operations, short-term borrowings and the issuance of long-term debt and/or equity.
Cash Inflow (Outflow)

	For the three		For the nine
	months ended		months ended
	September 30		September 30
($ millions)	2009	2008	2009	2008

Operating activities	$911	$544	$1,978	$1,767
Investing activities
Capital expenditures-minesite sustaining	(162)	(192)	(469)	(453)
Capital expenditures-projects	(302)	(331)	(918)	(543)
Acquisitions	(53)	(396)	(101)	(2,122)
Other investing	(102)	(60)	(170)	(239)

Total investing activities	(619)	(979)	(1,658)	(3,357)

Financing activities
Common Share Offering	3,885	—	3,885	-
Net debt	4	204	578	1,144
Dividends	—	—	(174)	(174)
Other financing	299	58	455	164

Total financing activities	4,188	262	4,744	1,134

Effect of exchange rates	13	(15)	30	(5)
Change in cash and equivalents	$4,493	$(188)	$5,094	$(461)
Operating cash flow for the third quarter 2009 was $911 million, 67% higher than the prior year period. This increase was primarily due to the factors affecting adjusted net income and lower income taxes paid as a result of the production mix and the use of tax loss carry forwards, and a smaller increase in inventory as we are slowing down the increases to our inventory balances.
Operating cash flow for the nine months ended September 30, 2009 was $1,978 million, 12% higher than the prior year period. This increase was primarily due to the factors affecting adjusted net income and lower income taxes paid as a result of the production mix and the use of tax loss carry forwards, and a decrease in working capital, excluding inventory, balances.
In third quarter 2009, cash used in investing activities amounted to $619 million, 37% lower than the prior year period. The change is primarily due to a decrease in acquisitions, as we acquired Barrick Energy in third quarter 2008.
In the nine months ended September 30, 2009, cash used in investing activities amounted to $1,658 million, 51% lower than the same prior year period. The change is primarily due to a decrease in acquisitions. In the prior year period, cash acquisitions included the Cortez acquisition for $1,681 million and Barrick Energy for $396 million, offset by an increase in capital expenditures relating to our projects, primarily Pueblo Viejo and Cortez Hills.
Subsequent to third quarter 2009, we entered into an agreement to acquire a 70% interest in the El Morro project for $465 million in cash.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Expenditures1

	For the three		For the nine
	months ended		months ended
	September 30		September 30
($millions)	2009	2008	2009	2008

Capital expenditures — projects
Buzwagi[2]	$—	$107	$52	$202
Pascua-Lama	43	44	133	98
Pueblo Viejo	110	91	305	91
Cortez Hills	66	28	208	91
Golden Sunlight	9	—	16	—
Sedibelo	—	—	1	—

Sub-total[3]	$228	$270	$715	$482

Capital expenditures attributable to non-controlling interests[4]	74	61	203	61

Total capital expenditures — projects	$302	$331	$918	$543

Capital expenditures — minesite sustaining
North America	$40	$28	$108	$94
South America[5]	38	43	135	100
Australia Pacific	51	51	139	158
Africa[2]	33	70	87	101

Total capital expenditures -minesite sustaining	$162	$192	$469	$453

Capital expenditures — other	17	18	39	44
Capitalized interest	54	30	184	122

Total	$535	$571	$1,610	$1,162

[1]	These amounts are presented on a cash basis consistent with the amounts presented on the consolidated statement of cash flows.

[2]	Buzwagi entered into production as of May 1, 2009. Capital expenditures from May onwards have been reflected in minesite sustaining, although construction continued until third quarter 2009.

[3]	On an accrual basis, our share of project capital expenditures is $326 million (3 months) and $972 million (9 months) including capitalized interest.

[4]	Amount reflects our partners’ share of expenditures at the Pueblo Viejo project on a cash basis.

[5]	Increases in South America reflect the crusher expansion expenditures at Veladero.
Financing Activities
Cash provided by financing activities was $4,188 million in the third quarter, a significant increase over same prior year period, primarily as a result of the Common Share Offering and sale of silver to Silver Wheaton. Financing activities provided $4,744 million in the nine months ended September 30, 2009, primarily a result of our Common Share Offering in September 2009, debt issuance in March 2009 and the sale of silver to Silver Wheaton in September 2009, offset by debt repayments.
Subsequent to third quarter 2009, we completed the Bond Offering, which included $1.25 billion in debt securities comprised of: $400 million of 4.95% notes due 2020 and $850 million of 5.95% notes due 2039.
Commitments and Contingencies
Capital Expenditures Not Yet Committed
We expect to incur capital expenditures during the next five years for both projects and producing mines. The projects are at various stages of development, from primarily exploration or scoping study stage through to the construction execution stage. The ultimate decision to incur capital expenditures at each potential site is subject to positive results which allow the project to advance past decision hurdles. Two projects are at an advanced stage, namely Cortez Hills and Pueblo Viejo at September 30, 2009 (refer to page 23 for further details)

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

	Payments due
	As at September 30, 2009
						2014 and
($ millions)	2009[1]	2010	2011	2012	2013	thereafter	Total

Long-term debt[2]
Repayment of principal	$26	$30	$10	$138	$565	$4,206	$4,975
Capital leases	10	22	10	6	6	2	56
Interest	96	301	300	298	282	3,046	4,323
Asset retirement obligations[3]	52	92	69	67	62	1,121	1,463
Operating leases	9	11	7	3	—	—	30
Restricted share units	25	38	54	1	—	—	118
Pension benefits	57	29	24	24	24	116	274
Other post-retirement obligations	3	3	3	3	2	11	25
Derivative liabilities[4]	48	113	13	3	—	5,692	5,869
Purchase obligations for supplies and consumables[5]	307	257	173	114	98	218	1,167
Capital commitments[6]	275	412	98	47	16	—	848
Social development costs	54	10	9	9	6	78	166

Total	$962	$1,318	$770	$713	$1,061	$14,490	$19,314

[1]	Represents the obligations and commitments for the remainder of the year.

[2]	Long-Term Debt and Interest — Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The Veladero financing is collateralized by assets at the Veladero mine. Pursuant to the terms of the Veladero financing, certain operational and technical requirements must be achieved prior to December 31, 2009. To the extent such operational and technical requirements are not achieved prior to this date, Barrick may be required to repay the debt prior to its scheduled maturity. As at December 31, 2009, the outstanding debt is expected to be about $62.5 million. Other than the Veladero financing, we are not required to post any collateral under any debt obligations. The terms of our debt obligations would not be affected by deterioration in our credit rating. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2009. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[3]	Asset Retirement Obligations — Amounts presented in the table represent the undiscounted future payments for the expected cost of asset retirement obligations.

[4]	Derivative Liabilities — Amounts presented in the table relate to derivative contracts disclosed under notes 2 and 16 to the Financial Statements including the Gold Sales Contracts. Amount of actual payments related to derivative contracts may change given variable market conditions. Although we have announced a plan to eliminate the
Gold Hedges and a portion of the Floating Contracts within the next 12 months, the amount in this table represent our contractual obligations.

[5]	Purchase Obligations for Supplies and Consumables — Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.

[6]	Capital Commitments — Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. Commitments as at September 30, 2009 mainly related to construction capital at Pueblo Viejo and Pascua-Lama.
Litigation and Claims
We are currently subject to litigation including that disclosed in note 21 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.
SIGNIFICANT ACQUISITIONS AND DIVESTITURES
Acquisition of 50% interest in Hemlo
On April 22, 2009, we completed the acquisition of the remaining 50% interest in the Williams and David Bell gold mines (“Hemlo”) in Canada from Teck Resources Ltd for cash consideration of $48 million, thereby increasing our interest to 100%. Following this transaction, in accordance with the new requirements for step acquisitions in ASC 805, we remeasured our existing 50% interest in the assets and liabilities of Hemlo to their current fair values. This remeasurement resulted in an increase in property, plant and equipment and deferred tax liabilities of $96 million and $34 million respectively, and a reduction in goodwill of $20 million. The net gain on the acquisition of the remaining 50% interest in Hemlo of $72 million was recognized in other income. The primary cause of these gains was the revaluation of property, plant and equipment to estimated fair value, and will result in $223 million higher amortization over the remaining four years of the Hemlo mine. We estimate that $39 million of additional amortization will be recorded in 2009.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Disposition of Henty mine
On July 6, 2009, we finalized an agreement with Bendigo Mining Limited (“Bendigo”) to divest our Henty mine in Australia for consideration of approximately $4 million cash, adjusted for the benefit of production from July 1, 2009 and $2 million in Bendigo shares. We intend to account for our investment in Bendigo as available-for-sale securities. Barrick will also receive a royalty payable on production from future exploration discoveries, capped at approximately $17 million. In third quarter 2009, we recorded a gain of $5 million in other income as a result of the transaction.
Henty is one of our smallest mines, was scheduled for closure at the end of 2009 and did not fit into our long-range plans. The sale allowed us to monetize the remaining production and is not expected to impact our previously issued production and cash cost guidance. We will not have any involvement in the mine once the transaction closes, with the exception of our insignificant investment in Bendigo and any future royalty payments.
Acquisition of 70% of El Morro
On October 12, 2009, we announced an agreement to acquire a 70% interest in the El Morro project from Xstrata Plc. for $465 million in cash. El Morro is an advanced stage gold-copper project located near our Pascua-Lama and Cerro Casale projects in Chile. The transaction is expected to close by January 30, 2010, subject to the expiration or waiver of New Gold Inc.’s right of first refusal, which expires on January 11, 2010, and other customary closing considerations.
Acquisition of 50% Interest in Valhalla
On September 27, 2009, we entered into a purchase agreement to acquire a 50% interest in the Valhalla oil & gas field, which is close to our existing Sturgeon Lake field, for total cash consideration of $53 million. This asset acquisition will increase the production capacity of Barrick Energy by approximately 800 boe/day in fourth quarter 2009 and 900 boe/day in 2010.
NEW ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2008 annual MD&A.
Accounting Policy Changes
On July 1, 2009, the Financial Accounting Standards Board’s (FASB) Codification of US GAAP was launched as the sole source of authoritative non-governmental US GAAP. The Accounting Standards Codification (“ASC”) is not intended to change US GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. We have updated our references to US GAAP to reflect the Codification.
Measuring Fair Value of Liabilities
In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after October 1st 2009, with early adoption permitted. ASC 820 requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. The ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. We intend to adopt ASU 2009-05 in fourth quarter 2009, which is expected to impact the fair value of our Gold Sales Contracts liability.
Interim Disclosures about Fair Value of Financial Instruments
To enhance the transparency surrounding the treatment of financial instruments, this new guidance requires disclosures relating to the fair value of financial instruments to be made at each interim reporting period regardless of how these instruments are recognized in the financial statements. We adopted the increased disclosure requirements beginning in first quarter 2009. Refer to note 17 for related disclosures.
Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities
In December 2008, the FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“QSPEs”). The impact on our financial reporting requirements is limited to the new VIE disclosures.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The new guidance also requires disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, the new guidance requires disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.
The adoption of this new guidance in the fourth quarter of 2008 has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. Refer to our 2008 annual financial statements for further details.
Disclosures about Derivative Instruments and Hedging Activities
In first quarter 2009, we adopted new disclosure requirements for derivative instruments and hedging activities. Under this new guidance, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. To the extent the required information was not previously disclosed in our 2008 annual financial statements, we incorporated new disclosures in note 16.
Business Combinations
In first quarter 2009, we began applying the new provisions for business combinations for business combinations consummated after December 31, 2008. Under the new guidance, business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated previously.
The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under the previous requirements, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under the previous guidance these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed as part of a business combination, whether full, partial or step acquisition, result in all assets and liabilities recorded at 100% of fair value, whereas under the previous requirements only the controlling interest’s portion is recorded at fair value; (vi) recognition of a bargain purchase gain when the fair value of the identifiable assets exceeds the purchase price, where as under the previous guidance, the net book value of the identifiable assets would have been adjusted downward; and (vii) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under previous guidance the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
Non-controlling Interests in Consolidated Financial Statements
In first quarter 2009, we adopted the provisions for non-controlling interests. Under the new guidance, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Under US GAAP prior to the effective date of the new guidance, non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are now classified as a separate component of equity. In addition, the new guidance changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Further, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

The new provisions are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the reclassification of non-controlling interests to the Equity section of the Balance Sheet totaling $402 million for September 30, 2009 (December 31, 2008: $182 million).
International Financial Reporting Standards (IFRS)
We have commenced the process to convert our basis of accounting from US GAAP to IFRS effective our first quarter report in 2011. The transition date of January 1, 2010 will require the restatement, for comparative purposes, of our previously reported balance sheets as at December 31, 2009 and December 31, 2010 and our interim and annual consolidated statements of income and cash flows for 2010.
The conversion to IFRS from US GAAP is a significant undertaking, and as a result, we established a dedicated IFRS conversion team in early 2009 to lead this process. The implementation project consists of three primary phases, which in certain cases will be in process concurrently.
•	Initial diagnostic phase: This phase involves performing a high-level impact assessment to identify key areas that may be impacted by the transition to IFRS. Each potential impact identified during this phase was ranked as having a high, moderate or low impact on our financial reporting; information systems, internal controls over financial reporting; business processes and procedures; other downstream business impacts; and overall difficulty of the conversion effort.

•	Impact analysis, evaluation and solution development phase: This phase involves the selection of IFRS accounting polices by senior management and the review by audit committee; the quantification of the impact of changes to our existing accounting policies on our opening IFRS balance sheet; and the development of draft IFRS financial statements. This phase also involves the development of IFRS training programs for key personnel, and the identification of any required changes to our internal controls over financial reporting and business processes and procedures.

•	Implementation and review phase: This phase involves the delivery of our IFRS training programs to key finance and other personnel and the implementation of the required changes to our information systems and business policies and procedures identified in the previous phase of the project. It will culminate in the collection of financial information necessary to prepare IFRS financial statements and audit committee approval of IFRS financial statements.
We are now in the impact analysis, evaluation and solution development phase, having completed the initial diagnostic phase earlier in the year. Our analysis of IFRS and comparison with US GAAP accounting policies has identified a number of key accounting differences as well as a number of elections that are available upon first-time adoption of IFRS that could have a significant impact on our financial statements. We expect to complete our analysis of these accounting differences and available elections in the fourth quarter.
Accounting Estimates
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

	Reserves	Amortization increase (decrease)
(millions oz/pounds)	increase	Periods ended September 30, 2009
($ millions)	(decrease)[1]	Three months	Nine Months

Gold

North America[2]	9.6	$(11)	$(19)

Australia Pacific	0.3	(2)	(5)

Africa	(0.5)	(1)	(2)

South America[3]	13.5	(2)	(5)

Total Gold	22.9	$(16)	$(31)

Copper

Australia Pacific[4]	(153)	(1)	(2)

South America[3]	1,023	(3)	(9)

Total Copper	870	$(4)	$(11)

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2008 and are in millions of contained ounces/pounds.

[2]	The increase in reserves attributable to North America is primarily due to the acquisitions of the additional 40% interest of Cortez in third quarter 2008 and the additional 50% of Hemlo in third quarter 2009. The impact of this reserve increase on amortization is partially offset by the increase in property, plant and equipment at Cortez and Hemlo as a result of the purchase price allocation.

[3]	The increase in gold and copper reserves in South America is primarily due to the inclusion of Cerro Casale in reserves at the end of 2008. Cerro Casale is a development project and therefore this increase does not impact current amortization expense.

[4]	Amortization expense in 2009 reflects the impairment charges at Osborne in fourth quarter 2008 which reduced property, plant and equipment to salvage values. Consequently, the decrease in reserves had an insignificant impact on amortization expense recorded in third quarter 2009.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios.
During the third quarter of 2009, we recorded an adjustment of $34 million for changes in estimates of the AROs at Buzwagi, Pueblo Viejo and North Mara and the removal of the liability for Henty. In the second quarter of 2009 we recorded an adjustment of $8 million for changes in estimates of the AROs at Pueblo Viejo, Barrick Energy and Osborne and no adjustments in the first quarter 2009. During third quarter 2008, we recorded an adjustment of $8 million for changes of the estimates of the AROs at our Buzwagi, Lagunas Norte, Pierina and Pueblo Viejo properties. During second quarter 2008, we recorded an adjustment of $12 million for changes in estimates of the AROs at our Zaldívar, Buzwagi and Pueblo Viejo properties. During first quarter 2008, we recorded an adjustment of $20 million for changes in estimates of the AROs at our Buzwagi, Tulawaka and Veladero properties. These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
Accounting for Goodwill and Tangible Asset Impairment
We conduct an annual test for impairment of goodwill in the fourth quarter of each fiscal year and at any other time if events or a change in circumstances indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. Circumstances that could trigger an impairment test on goodwill or long-lived tangible assets include, but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; adverse results of testing for recoverability of a significant asset group within a reporting unit; and a significant change to the operating plans for the reporting unit.
The most significant factors impacting the outcome of impairment tests are market gold and copper prices; discount rates; and, market multiple assumptions used in the estimation of the value of reporting units. An adverse change in any one or a combination of these factors could lead to the recognition of impairment charges in future periods. The mines most likely to be affected by an adverse change in these factors include the Zaldívar copper mine in Chile and the Porgera gold mine in Papua New Guinea. Individual mines have a finite reserve life. Consequently mines with a short remaining reserve life are generally at greater risk of incurring a goodwill impairment charge. Based on our most recent life of mine plans, Pierina, Tulawaka, Osborne, Golden Sunlight and Storm have remaining reserve lives of four years or less.
In first quarter 2009, our Plutonic gold mine in Australia reported a reduction in reserves at the end of 2008. As a result of the decline in reserves there was an increased risk of a goodwill impairment occurring should there be a further decline in economic factors affecting the mine. We determined that it was appropriate to assess the carrying amount of goodwill associated with Plutonic for potential impairment as at March 31. No impairment charges were recorded as a result of this assessment.
The carrying amount of the assets attributable to these mines, as at September 30, 2009 is illustrated in the table below:
Carrying amounts of assets
($ millions)

As September 30 2009	Long Lived Assets	Goodwill

Zaldívar	$1,244	$743
Porgera	641	927
Hemlo	228	—
Plutonic	122	88
Pierina	38	43
Golden Sunlight	41	9
Osborne	40	—
Tulawaka	19	14
Storm	26	4

Total	$2,399	$1,828

Each quarter, we also monitor our projects for potential triggering events indicating that the carrying amounts of assets are not recoverable. We continue to progress feasibility and optimization work on all of these projects, with the exception of Sedibelo.
We completed a bankable feasibility study (“BFS”) for our Sedibelo platinum project in South Africa in 2008 meeting the conditions for a 10% interest in the property. We also hold the right to increase our interest to 65% in return for a decision to develop Sedibelo and payment of approximately $106 million in fourth quarter 2009. In the first half of 2009, due to a change in the economics for platinum group metals (“PGM”), we conducted a thorough review of development alternatives to maximize the projects potential. Failing a decision in fourth quarter 2009 to develop the Sedibelo project, Barrick’s partner has 90 days to purchase

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Barrick’s 10% interest by reimbursing Barrick for direct and proven costs of prospecting activities and the cost of compiling the BFS. After conducting a thorough review of development alternatives, we have decided not to proceed with this payment to increase our ownership interest in Sedibelo. As a consequence of this decision, we recorded an impairment charge of $158 million in third quarter 2009, reducing the carrying amount of our investment in the project and related assets to their estimated fair values.
There is no active market for our investment in Sedibelo, and consequently, we used an income approach, being the net present value of expected future cash flows, to determine its fair value. Based on this approach, the fair value assigned to our 10% investment in Sedibelo and the related PP&E was $6 million, resulting in an impairment charge of $122 million. We took an additional impairment charge of $36 million, which was primarily attributable to water rights related to the project that were classified in Intangible assets.
The carrying amount of the assets attributable to our more significant early stage projects as at September 30, 2009 is illustrated in the table below.
Carrying amounts of assets
($ millions)

As at September 30,2009

Cerro Casale	$852

Reko Diq	154

Donlin Creek	73

Sedibelo	6

Total	$1,085

NON-GAAP FINANCIAL PERFORMANCE MEASURES
Adjusted Net Income (Adjusted Net Income per Share)
Adjusted net income is a non-GAAP financial measure which excludes the following from net income:
•	Elimination of Gold and Silver Sales Contracts

•	Impairment charges related to goodwill, property, plant and equipment, and investments;

•	Gains/losses on acquisitions/dispositions;

•	Foreign currency translation gains/losses;

•	Non-recurring restructuring costs; and

•	Unrealized gains/losses on non-hedge derivative instruments
Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net income allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net income in this measure include items that are recurring, management believes that adjusted net income is a useful measure of the Company’s performance because impairment charges and gains/losses on asset acquisitions/dispositions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Further, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivative contracts are not necessarily reflective of the underlying operating results for the reporting periods presented.
As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivative contracts. Consequently, the presentation of adjusted net income enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net income based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
In the MD&A for the second and third quarters of 2009, we have updated the items included in our Reconciliation of Net Income to “Adjusted Net Income.” In third quarter 2009, we have added two additional adjustments. “Elimination of Gold and Silver Sales Contracts” to exclude any gains/losses related to the elimination of the Gold and Silver Sales Contracts from the calculation of Adjusted Net Income. Included in this line will be the loss incurred upon initial recognition of the liability and the unrealized gain/loss due to mark-to-market adjustments through the date contracts are settled. We have also added “Non-recurring restructuring costs”, which will include the non-recurring charge related to our Organization Review and exclude reorganization costs related to our mine closures. The results of these activities are not reflective of the results of the ongoing operations and the adjustment will result in a more

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

meaningful Adjusted Net Income for investors and analysts to evaluate the trends in our results. We believe that this is consistent with our definition of Adjusted Net Income.
In second quarter 2009, we updated the items to reflect recent changes in US GAAP guidance on business combinations, which includes a requirement on step acquisitions to record previously held interests of the acquired entity at fair value, resulting in remeasurement of those assets and liabilities and the recognition of a related gain/loss. These gains/losses have been excluded from the calculation of Adjusted Net Income because, similar to our previously disclosed adjustment “Gains/losses on the disposition of long-lived assets”, they reflect non-cash charges which are not illustrative of operating performance. As such, we have adjusted Net Income for these items and the description of the relevant line item in the reconciliation has been changed to “Gains/losses on acquisitions/dispositions”.
Adjusted Net Income is intended to provide additional information only and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable US GAAP measure.
Reconciliation of Net Income to Adjusted Net Income

	Three months ended		Nine months ended
	September 30		September 30
($ millions, except per share amounts in dollars)	2009	2008	2009	2008

Net income	$(5,350)	$254	$(4,487)	$1,253
Elimination of Gold and Silver ales Contracts	5,660	—	5,660	—
Impairment charges related to goodwill, property, plant and equipment, and investments	155	97	157	126
Gains on acquisitions/dispositions[1]	(4)	(18)	(84)	(55)
Foreign currency translation (gains)/losses[2]	—	40	(73)	51
Non-recurring restructuring costs	9	—	9	—
Unrealized losses on non-hedge derivative instruments	3	31	23	9
Adjusted net income	$473	$404	$1,205	$1,384
Net income per share[3]	(6.07)	0.29	(5.12)	1.44
Adjusted net income per share[3]	$0.54	$0.46	$1.38	$1.59

[1]	Includes gains recorded on the Hemlo acquisition of $72 million. Refer to page 35 of this MD&A for further information.

[2]	Includes a currency translation gain of $70 million recorded in first quarter 2009 relating to Canadian deferred tax assets due to an election to adopt a US dollar functional currency for Canadian tax purposes.

[3]	Calculated using adjusted net income and weighted average number of shares outstanding under the basic method of earnings per share.
Total Cash Costs per ounce and Net Cash Costs per ounce
Total cash costs per ounce/pound and net cash costs per ounce are non-GAAP financial measures. Both measures include all costs absorbed into inventory, as well as royalties, by-product credits, and production taxes, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and amortization and accretion. These measures also include the gross margin generated by our Barrick Energy business unit, which was acquired to provide a long-term economic hedge of our exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.
Under purchase accounting rules, we record the fair value of acquired work in progress and finished goods inventories as at the date of acquisition. As the acquired inventory is sold, any purchase accounting adjustments, reflected in the carrying amount of inventory at acquisition, impacts cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition. Hence, we have removed such costs from our cash costs measurements. Many mining companies record the

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

unrealized gains/losses from non-hedge currency and commodity contracts in other income, and therefore these amounts are not reflected in the cost of sales measures presented by these companies. Consequently, we believe that removing these unrealized gains/losses provides investors and analysts with a measure of our costs of production that is more comparable to the measures presented by other mining companies. We have provided below reconciliations to illustrate the impact of excluding inventory purchase accounting adjustments and unrealized gains/losses from non-hedge currency and commodity contracts from our total cash costs and net cash costs measures.
We calculate total cash costs and net cash costs based on our equity interest in production from our mines. We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated the results of operations from this mine in our consolidated financial statements, our production and total cash costs and net cash costs statistics only reflect our equity share of the production.
Starting in 2008, we provided a net cash costs measure which treats the gross margin from all non-gold sales, whether or not these non-gold metals are produced in conjunction with gold, as a credit against the cost of producing gold. In 2009, we have begun using this measure to evaluate the overall performance of our business on a consolidated basis. A number of other gold producers present their costs net of the contribution from non-gold sales. We believe that including a measure of net cash costs per ounce on this basis provides investors and analysts with information with which to compare our performance to other gold producers, and to better assess the overall performance of our business. In addition, this measure provides information to enable investors and analysts to understand the importance of non-gold revenues to our cost structure.
Cash costs per ounce/pound statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
Reconciliation of Cost of Sales to Total Cash Costs per ounce/pound

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound amounts in dollars)	2009	2008	2009	2008	2009	2008	2009	2008

Cost of sales	$872	$888	$90	$137	$2,559	$2,368	$316	$314
Cost of sales attributable to non-controlling interests[1]	(3)	(4)	—	—	(9)	(11)	—	—
Unrealized non-hedge gains(losses) on currency and commodity contracts	(3)	(33)	—	—	5	2	—	—
Inventory purchase accounting adjustments	—	—	—	—	—	15	—	—
Impact of Barrick Energy	(6)	(8)	—	—	(13)	(8)	—	—

Total cash costs	$860	$843	$90	$137	$2,542	$2,366	$316	$314

Ounces/pounds sold-consolidated basis (000’s)	1,893	1,827	86	85	5,501	5,459	262	262
Ounces/pounds sold-non-controlling interests[1] (000’s)	(9)	(18)	—	—	(21)	(55)	—	—
Ounces/pounds sold — equity basis (000’s)	1,884	1,809	86	85	5,480	5,404	262	262

Total cash costs per ounce/per pound	$456	$466	$1.05	$1.60	$463	$432	$1.21	$1.20

[1]	Relates to our partner’s 30% interest in Tulawaka.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Net Cash Costs per ounce

	Three months ended September 30		Nine months ended September 30
($ millions, except per ounce/pound amounts in dollars)	2009	2008	2009	2008

Ounces gold sold — equity basis (000’s)	1,884	1,809	5,480	5,404
Total cash costs per ounce — equity basis	$456	$466	$463	$432

Revenues from copper sales	$248	$274	$757	$907
Unrealized non-hedge gold/copper derivative (gains) losses	1	5	37	5
Unrealized mark to market provisional price adjustments	—	14	—	13
Net revenues from copper excluding unrealized non-hedge gains/losses from copper contracts	$249	$293	$794	$925
Copper cost of sales per consolidated statement of income	90	137	316	314
Copper credits	159	156	478	611
Copper credits per ounce	85	86	87	113
Net cash costs per ounce	$371	$380	$376	$319
EBITDA
EBITDA is a non-GAAP financial measure, which excludes the following from net income:
•	Income tax expense;

•	Interest expense;

•	Interest income; and

•	Depreciation and amortization.
Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
EBITDA is intended to provide additional information to investors and analysts, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate EBITDA differently. The following table provides a reconciliation of EBITDA to net income.
Reconciliation of Net Income to EBITDA

	Three months ended		Nine months ended
	September 30		September 30
($ millions, except per share amounts in dollars)	2009	2008	2009	2008

Net Income	$(5,350)	$254	$(4,487)	$1,253
Income tax expense	141	25	377	426
Interest expense	12	7	28	21
Interest income	(2)	(12)	(7)	(34)
Depreciation and amortization	266	248	765	726
EBITDA	$(4,933)	$522	$(3,324)	$2,392
Realized Prices
Realized price is a non-GAAP financial measure which excludes from sales:
•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; and

•	Export duties
This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives and unrealized mark-to-market gains and losses on outstanding receivables from copper and gold sales contracts are subject to change each period due to

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

changes in market factors such as spot and forward gold and copper prices such that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. For those reasons, management believes that this measure provides a more accurate reflection of the Company’s past performance and is a better indicator of its expected performance in future periods.
Starting with second quarter 2009, we have begun to adjust our realized price calculation for export duties that are paid upon sale and are currently netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance.
The realized price measure is intended to provide additional information, and does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measure is not necessarily indicative of sales as determined under US GAAP. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable US GAAP measure.
Reconciliation of Sales to Realized Price per ounce/per pound

	Three months ended September 30				Nine months ended September 30
	Gold		Copper		Gold		Copper
($ millions, except per ounce/pound data in dollars)	2009	2008	2009	2008	2009	2008	2009	2008

Sales	$1,834	$1,593	$248	$274	$5,157	$4,885	$757	$907
Sales attributable to non-controlling interests	(8)	(16)	—	—	(20)	(49)	—	—
Unrealized non-hedge gold/copper derivative (gains) losses	—	(1)	1	24	—	2	37	24
Unrealized mark to market provisional price adjustments	(1)	—	—	—	(2)	—	—	—
Export duties	5	4	—	—	16	20	—	—
Sales — as adjusted	$1,830	$1,580	$249	$298	$5,151	$4,858	$794	$931
Ounces/pounds sold (000’s)	1,884	1,809	86	85	5,480	5,404	262	262
Realized gold/copper price per ounce/pound	$971	$874	$2.90	$3.49	$940	$899	$3.03	$3.56
Net Cash Margin
Management uses a non-GAAP financial measure, net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by management to analyze profitability trends and to assess the cash generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. In this MD&A, we have placed greater emphasis on our net cash costs per ounce measure because we believe that it illustrates the performance of our business on a consolidated basis and enables investors to better understand our performance in comparison to other gold producers who present results on a similar basis. As part of this emphasis, we have introduced the measure “net cash margin”, which is calculated using net cash costs per ounce, as opposed to the measure “cash margin” which was previously disclosed by us and was calculated using total cash costs per ounce.
Management believes that this measure reflects the net contribution from our gold sales and is an important indicator of expected performance in future periods. Our cash margin is intended to provide additional information, does not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate cash margin differently. The following table derives this non-GAAP measure from previously defined non-GAAP measures of realized gold/copper price per ounce and net cash costs per ounce.

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Cash Margin

	Three months ended September 30		Nine months ended September 30
(per ounce data in dollars)	2009	2008	2009	2008

Realized gold price per ounce	$971	$874	$940	$899
Net cash costs per ounce	371	380	376	319
Net cash margin per ounce	$600	$494	$564	$580

BARRICK THIRD QUARTER 2009	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income
Barrick Gold Corporation

	Three months ended		Nine months ended
(in millions of United States dollars, except per share data) (Unaudited)	September 30,		September 30,
	2009	2008	2009	2008

Sales (notes 4 and 5)	$2,096	$1,878	$5,952	$5,803
Costs and expenses
Cost of sales (notes 4 and 6)[1]	971	1,028	2,901	2,685
Amortization and accretion (notes 4 and 14)	282	262	810	767
Corporate administration	40	39	120	110
Exploration (notes 4 and 7)	43	55	110	152
Project development expense (note 7)	21	41	59	171
Elimination of gold and silver sales contracts (note 16E)	5,692	—	5,692	—
Impairment charges (note 8B)	158	—	158	—
Other expense (note 8A)	79	74	213	165

	7,286	1,499	10,063	4,050

Interest income	2	12	7	34
Interest expense (note 16B)	(12)	(7)	(28)	(21)
Other income (note 8C)	16	39	98	111
Write-down of investments (note 8B)	—	(112)	(1)	(151)

	6	(68)	76	(27)

Income (loss) before income taxes and other items	(5,184)	311	(4,035)	1,726
Income tax expense (note 9)	(141)	(25)	(377)	(426)
Income (loss) from equity investees (note 12)	(23)	(22)	(71)	(29)

Income (loss) before non-controlling interests	(5,348)	264	(4,483)	1,271
Non-controlling interests (note 8D)	(2)	(10)	(4)	(18)

Net income (loss)	$(5,350)	$254	$(4,487)	$1,253

Earnings (loss) per share data (note 10)
Net income (loss)
Basic	$(6.07)	$0.29	$(5.12)	$1.44
Diluted	$(6.07)	$0.29	$(5.12)	$1.42

[1]	Exclusive of amortization.
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2009	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation

	Three months ended		Nine months ended
(in millions of United States dollars, except per share data) (Unaudited)	September 30,		September 30,

	2009	2008	2009	2008

OPERATING ACTIVITIES
Net income	$(5,350)	$254	$(4,487)	$1,253
Amortization and accretion (notes 4 and 14)	282	262	810	767
Income tax expense (note 9)	141	25	377	426
Income taxes paid	(44)	(141)	(264)	(498)
Impairment charges (note 8B)	158	112	159	151
Increase in inventory	(80)	(176)	(240)	(415)
Elimination of gold and silver sales contracts (note 16E)	5,692	—	5,692	—
Gain on sale/acquisition of long-lived assets (note 8C)	(4)	(9)	(86)	(13)
Other items (note 11)	116	217	17	96

Net cash provided by operating activities	911	544	1,978	1,767

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(535)	(571)	(1,610)	(1,162)
Sales proceeds	3	14	10	19
Acquisitions (note 3)	(53)	(396)	(101)	(2,122)
Investments (note 12)
Purchases	—	—	(2)	(16)
Sales	3	19	3	76
Decrease in restricted cash (note 16A)	—	—	113	—
Long-term supply contract	—	—	—	(35)
Other investing activities	(37)	(45)	(71)	(117)

Net cash used in investing activities	(619)	(979)	(1,658)	(3,357)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	10	1	31	71
Proceeds on common share offering (note 19)	3,885	—	3,885	—
Long-term debt (note 16B)
Proceeds	69	1,401	936	2,391
Repayments	(65)	(1,197)	(358)	(1,247)
Dividends	—	—	(174)	(174)
Funding from non-controlling interests	78	57	224	93
Deposit on silver contracts (note 6)	213	—	213	—
Other financing activities	(2)	—	(13)	—

Net cash provided by (used in) financing activities	4,188	262	4,744	1,134
Effect of exchange rate changes on cash and equivalents	13	(15)	30	(5)

Net increase (decrease) in cash and equivalents	4,493	(188)	5,094	(461)
Cash and equivalents at beginning of period (note 16A)	2,038	1,934	1,437	2,207

Cash and equivalents at end of period (note 16A)	$6,531	$1,746	$6,531	$1,746

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2009	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation

	As at September 30,	As at December 31,
(in millions of United States dollars, except per share data) (Unaudited)	2009	2008

ASSETS
Current assets
Cash and equivalents (note 16A)	$6,531	$1,437
Accounts receivable	210	197
Inventories (note 13)	1,537	1,309
Other current assets	532	1,169

	8,810	4,112
Non-current assets
Investments (note 12)	1,216	1,145
Property, plant and equipment (note 14)	12,636	11,547
Goodwill (note 15)	5,260	5,280
Intangible assets	67	75
Deferred income tax assets	851	869
Other assets	1,437	1,133

Total assets	$30,277	$24,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	1,093	970
Short-term debt	71	206
Other current liabilities	377	668

Non-current liabilities	1,541	1,844
Long-term debt (note 16B)	5,060	4,350
Settlement obligation to close out gold and silver sales contracts (note 16E)	5,692	—
Asset retirement obligations	1,071	973
Deferred income tax liabilities	928	754
Other liabilities (note 18)	603	781

Total liabilities	14,895	8,702

Equity
Capital stock (note 19)	17,343	13,372
Retained earnings (deficit)	(2,400)	2,261
Accumulated other comprehensive income (loss) (note 20)	37	(356)

Total shareholders’ equity	14,980	15,277

Non-controlling interests	402	182

Total equity	15,382	15,459

Contingencies and commitments (notes 14 and 21)

Total liabilities and equity	$30,277	$24,161

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2009	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Equity
Barrick Gold Corporation

For the nine months ended September 30 (in millions of United States dollars) (Unaudited)	2009	2008

Common shares (number in millions)
At January 1	873	870
Issued on public equity offering (note 19)	109	—
Issued on exercise of stock options	1	2

At September 30	983	872

Common shares
At January 1	$13,372	$13,273
Issued on public equity offering (note 19)	3,926	—
Issued on exercise of stock options	31	71
Recognition of stock option expense	14	12

At September 30	17,343	13,356

Retained earnings (deficit)
At January 1	2,261	1,832
Net income (loss)	(4,487)	1,253
Dividends	(174)	(174)
Repurchase of preferred shares of a subsidiary (note 19)	—	(7)

At September 30	(2,400)	2,904

Accumulated other comprehensive income (loss) (note 20)	37	(100)
Total shareholders’ equity	14,980	16,160

Non-controlling interests
At January 1	182	82
Net loss attributable to non-controlling interests	4	18
Funding to non-controlling interests	216	93
At September 30	402	193

Total equity at September 30	$15,382	$16,353

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation

	Three months ended		Nine months ended
(in millions of United States dollars) (Unaudited)	September 30,		September 30,
	2009	2008	2009	2008

Net income (loss)	$(5,350)	$254	$(4,487)	$1,253
Other comprehensive income (loss), net of tax (note 20)	133	(345)	393	(251)

Comprehensive income (loss)	$(5,217)	$(91)	$(4,094)	$1,002

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK THIRD QUARTER 2009	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS and EUR are to Canadian dollars, Australian dollars, South African rands, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos and Euros, respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce significant amounts of copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa. Our producing mines are concentrated in four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold production into the world market and we sell our copper production into the world market and to private customers.
2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of Preparation
These consolidated financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”).
B Use of Estimates
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property, including the transfer of amounts allocated to value beyond proven and probable (“VBPP”) to proven and probable reserves subject to amortization. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in reserve estimates and transfers of VBPP amounts to proven and probable reserves subject to amortization on amortization expense for the three months ended September 30, 2009 was a decrease of $19 million (2008: $8 million decrease), and for the nine months ended September 30, 2009 was a decrease of $40 million (2008: $42 million decrease).
Asset Retirement Obligations (“AROs”)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. During the three month period ended September 30, 2009, we recorded a $34 million increase (2008: $3 million increase) and during the nine month period ended September 30, 2009, we recorded an increase of $76 million (2008: $35 million) for changes in estimates of the AROs at various properties, including the acquisition of the 50% interest in Hemlo mines (note 3C). These adjustments were recorded with a corresponding adjustment to property, plant and equipment.
C Accounting Changes
On July 1, 2009, the Financial Accounting Standards Board’s (FASB) Codification of US GAAP was launched as the sole source of authoritative non-governmental U.S. GAAP. The Accounting Standards Codification (“ASC”) is not intended to change U.S. GAAP, but rather reorganize existing guidance by accounting topic to allow easier identification of applicable standards. We have updated our references to US GAAP to reflect the Codification.
Measuring Fair Value of Liabilities
In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, Measuring Fair Value of Liabilities which is effective prospectively for interim periods beginning after October 1, 2009, with early adoption permitted. ASC 820 requires that the fair value of liabilities be measured under the assumption that the liability is transferred to a market participant. ASU 2009-05 provides further clarification that fair value measurement of a liability should assume transfer to a market participant as of the measurement date without settlement with the counterparty. Therefore, the fair value of the liability shall reflect non-performance risk, including but not limited to a reporting entity’s own credit risk. We intend to adopt ASU 2009-05 in fourth quarter 2009, which is expected to impact the fair value of our settlement obligation to close out gold and silver sales contracts.
Interim Disclosures about Fair Value of Financial Instruments
To enhance the transparency surrounding the treatment of financial instruments, this new guidance requires disclosures relating to the fair value of financial instruments to be made at each interim reporting period regardless of how these instruments are recognized in the financial statements. We adopted the increased disclosure requirements beginning in first quarter 2009. Refer to note 17 for related disclosures.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities In December 2008, the FASB issued guidance for the purpose of improving the transparency of transfers of financial assets and an enterprise’s involvement with variable interest entities (“VIEs”), including qualifying special-purpose entities (“QSPEs”). The impact on our financial reporting requirements is limited to the new VIE disclosures.
The VIE disclosure requirements focus on an enterprise’s involvement with VIEs and its judgments about the accounting for them. The new guidance also requires disclosure of the details of any financial or other support provided to a VIE that the enterprise was not previously contractually required to provide, and the primary reasons for providing the support. The primary beneficiary of a VIE is also required to disclose the terms of any arrangements that could require the enterprise to provide future support to the VIE. In addition, the new guidance requires disclosure of the carrying amount and classification of the variable interest entity’s assets and liabilities in the Balance Sheet and a reconciliation of those amounts to the enterprise’s maximum exposure to loss.
The adoption of this new guidance in the fourth quarter of 2008, has resulted in expanded disclosure around our involvement with our VIEs and the significant judgments and assumptions we make in accounting for them. Refer to our 2008 annual financial statements for further details.
Disclosures about Derivative Instruments and Hedging Activities
In first quarter 2009, we adopted new disclosure requirements for derivative instruments and hedging activities. Under this new guidance, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. To the extent the required information was not previously disclosed in our 2008 annual financial statements, we incorporated new disclosures in note 16.
Business Combinations
In first quarter 2009, we began applying the new provisions for business combinations for business combinations consummated in December 31, 2008. Under the new guidance, business acquisitions are accounted for under the “acquisition method”, compared to the “purchase method” mandated previously.
The more significant changes to our accounting for business combinations that will result from applying the acquisition method include: (i) the definition of a business is broadened to include some development stage entities, and therefore more acquisitions may be accounted for as business combinations rather than asset acquisitions; (ii) the measurement date for equity interests issued by the acquirer is the acquisition date instead of a few days before and after terms are agreed to and announced, which may significantly change the amount recorded for the acquired business if share prices differ from the agreement and announcement date to the acquisition date; (iii) all future adjustments to income tax estimates will be recorded to income tax expense, whereas under the previous requirements, certain changes in income tax estimates were recorded to goodwill; (iv) acquisition-related costs of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees will be expensed as incurred, whereas under the previous guidance these costs were capitalized as part of the business combination; (v) the assets acquired and liabilities assumed as part of a business combination, whether full, partial or step acquisition, result in all assets and liabilities recorded at 100% of fair value, whereas under the previous requirements only the controlling interest’s portion is recorded at fair value; (vi) recognition of a bargain purchase gain when the fair value of the identifiable assets exceeds the purchase price, where as under the previous guidance, the net book value of the identifiable assets would have been adjusted downward; and (vii) the non-controlling interest will be recorded at its share of fair value of net assets acquired, including its share of goodwill, whereas under previous guidance the non-controlling interest is recorded at its share of carrying value of net assets acquired with no goodwill being allocated.
Non-controlling Interests in Consolidated Financial Statements
In first quarter 2009, we adopted the provisions for non-controlling interests. Under the new guidance, non-controlling interests are measured at 100% of the fair value of assets acquired and liabilities assumed. Prior to the effective date of the new guidance, non-controlling interests were measured at book value. For presentation and disclosure purposes, non-controlling interests are now classified as a separate component of equity. In addition, the new guidance changes the manner in which increases/decreases in ownership percentages are accounted for. Changes in ownership percentages are recorded as equity transactions and no gain or loss is recognized as long as the parent retains control of the

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

subsidiary. When a parent company deconsolidates a subsidiary but retains a non-controlling interest, the non-controlling interest is re-measured at fair value on the date control is lost and a gain or loss is recognized at that time. Further, accumulated losses attributable to the non-controlling interests are no longer limited to the original carrying amount, and therefore non-controlling interests could have a negative carrying balance.
The new provisions are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. The presentation and disclosure provisions resulted in the reclassification of non-controlling interests to the Equity section of the Balance Sheet totaling $402 million as at September 30, 2009 (December 31, 2008: $182 million).
D Accounting Developments
Amendments to Accounting for VIEs
In second quarter 2009, the FASB issued an amendment to its guidance on VIEs. Although not effective until first quarter 2010, this new guidance makes significant changes to the model for determining who should consolidate a VIE and how often this assessment should be performed. Based on our preliminary assessment, we do not expect these changes to have a significant impact on our financial statements.
3 > ACQUISITIONS AND DIVESTITURES

	Three month		Nine month
	period ended		period ended
	September 30		September 30

	2009	2008	2009	2008

Cash paid on acquisition[1]
Valhalla	$53	$—	$53	$—
Hemlo	—	—	50	—
Barrick Energy	—	448	—	448
Arizona Star	—	—	—	48
Cortez	—	—	—	1,695
Other	—	—	—	4

	$53	$448	$103	$2,195
Less: cash acquired	—	(52)	(2)	(73)

	$53	$396	$101	$2,122

[1]	All amounts represent gross cash paid on acquisition or received on divestiture.
A Acquisition of 70% interest in El Morro
On October 12, 2009, we entered into an agreement to acquire a 70% interest in the El Morro project from Xstrata Plc. for $465 million in cash. El Morro is an advanced stage gold-copper project located near our Pascua-Lama and Cerro Casale projects in Chile. The transaction is expected to close by January 30, 2010, subject to the expiration or waiver of New Gold Inc.’s right of first refusal, which expires on January 11, 2009, and other customary closing considerations.
B Acquisition of 50% interest in Valhalla
On September 27, 2009, we entered into a purchase agreement to acquire a 50% interest in the Valhalla oil and gas field, which is close to our existing Sturgeon Lake field, for total cash consideration of $53 million. This asset acquisition will increase the production capacity of Barrick Energy by approximately 800 barrels of oil equivalent (“boe”)/day in fourth quarter 2009 and 900 boe/day in 2010.
C Acquisition of 50% interest in Hemlo
On April 22, 2009, we completed the acquisition of the remaining 50% interest in the Williams and David Bell gold mines (“Hemlo”) in Canada from Teck Resources Ltd. for net cash consideration of $48 million, thereby increasing our interest to 100%. Following this transaction, in accordance with the new requirements for step acquisitions in ASC 805, we remeasured our existing 50% interest in the assets and liabilities of Hemlo to their current fair values. This remeasurement resulted in an increase in property, plant and equipment and deferred tax liabilities of $96 million and $34 million respectively, and a reduction in goodwill of $20 million. The net gain on the acquisition of the remaining 50% interest in Hemlo of $72 million was recognized in other income (note 8C).
The tables below represent the purchase cost, our final purchase price allocation, and the bargain purchase of the acquisition of the remaining 50% interest in Hemlo.
Purchase Cost

Purchase cost	$65
Purchase price adjustment	(15)
Less: cash acquired	(2)

$48

Summary Purchase Price Allocation

Current assets	$10
Property, plant and equipment
Building, plant and equipment	25
Capitalized development costs	21
Capitalized reserve acquisition costs	81

Total Assets	137

Current liabilities	8
Asset retirement obligations	32
Deferred income tax liabilities	21

Total liabilities	61

Net assets acquired	$76

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

D Barrick Energy Inc. (“Barrick Energy”)
In 2008, we acquired 59.2 million shares of Cadence Energy Inc. (“Cadence”) for net cash consideration of $336 million, representing 100% of the issued and outstanding common shares. Subsequent to the acquisition, we renamed Cadence as Barrick Energy.
In 2008, we also acquired all of the oil and gas assets at Sturgeon Lake, Alberta, from Daylight Resources Trust for $83 million. The Sturgeon Lake assets are adjacent to Cadence’s Sturgeon Lake assets and the transaction enables us to consolidate 100% ownership of the Sturgeon Lake South Leduc pool. We have determined that this transaction represented an acquisition of assets, which were amalgamated with the Cadence operations to form Barrick Energy.
The tables below represent the purchase cost and the final purchase price allocation for the acquisition of Barrick Energy.
Purchase Cost

Purchase cost	$377
Less: cash acquired	(41)

$336

Summary Purchase Price Allocation

Current assets	$25
Property, plant and equipment
Capitalized reserve acquisition and development costs	278
Building, plant and equipment	68
Goodwill	96

Total assets	467

Accounts payable	24
Derivative liabilities	10
Long-term debt	65
Asset retirement obligations	10
Deferred income tax liabilities	22

Total liabilities	131

Net assets acquired	$336

E Disposition of Henty mine
On July 6, 2009, we finalized an agreement with Bendigo Mining Limited (“Bendigo”) to divest our Henty mine in Australia for consideration of $4 million cash, adjusted for the benefit of production from July 1, 2009 and $2 million in Bendigo shares. We are accounting for our investment in Bendigo as available-for-sale securities. Barrick will also receive a royalty payable on production from future exploration discoveries, capped at approximately $17 million. A gain of $5 million was recorded on the sale and recognized in other income (note 8C).
The results of operations for the Henty mine were included with our continuing operations in the Consolidated Statements of Income, the Consolidated Statements of Cash Flow and the Consolidated Balance Sheet until the date the agreement was finalized.
4 > SEGMENT INFORMATION
Income Statement Information

	Sales		Cost of sales		Segment income (loss)[1,2]

For the three months ended September 30	2009	2008	2009	2008	2009	2008

Gold
North America	$688	$649	$366	$405	$215	$152
South America	474	430	123	131	315	259
Australia Pacific	454	397	277	274	102	52
Africa	218	117	106	78	82	23
Copper
South America	198	217	73	100	109	99
Australia Pacific	50	57	17	37	33	5
Capital Projects	—	—	—	—	(38)	(40)
Other	14	11	9	3	(4)	5

	$2,096	$1,878	$971	$1,028	$814	$555

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	Sales		Cost of sales		Segment income (loss)[1,2]

For the nine months ended September 30	2009	2008	2009	2008	2009	2008

Gold
North America	$2,106	$1,864	$1,110	$1,050	$700	$554
South America	1,250	1,391	365	380	781	877
Australia Pacific	1,327	1,204	826	700	278	307
Africa	474	426	258	238	153	133
Copper
South America	627	721	265	215	307	450
Australia Pacific	130	186	51	99	76	44
Capital Projects	—	—	—	—	(107)	(169)
Other	38	11	26	3	(11)	5

	$5,952	$5,803	$2,901	$2,685	$2,177	$2,201

[1]	Segment income (loss) represents segment sales, less cost of sales, less segment amortization and accretion. For the three months ended September 30, 2009, accretion expense was $16 million (2008: $14 million), for the nine months ended September 30, 2009, accretion expense was $45 million (2008: $41 million), see note 14 for further details. Segment loss for the Capital Projects segment includes project development expense and losses from capital projects held through equity investees, see notes 7 and 12 for further details.

[2]	Accretion expense related to capital projects is included within amortization and accretion. All other amounts related to the capital projects segments are included within project development expense.

	Exploration[1]		Regional business unit costs[1]

For the three months ended September 30	2009	2008	2009	2008

North America[2]	$22	$23	$12	$15
South America	5	7	8	7
Australia Pacific	10	18	12	5
Africa	3	4	8	4
Capital Projects	—	1	—	—
Other expense outside reportable segments	3	2	—	—

	$43	$55	$40	$31

	Exploration[1]		Regional business unit costs[1]

For the nine months ended September 30	2009	2008	2009	2008

North America[2]	$49	$64	$34	$36
South America	16	28	21	21
Australia Pacific	33	41	34	31
Africa	6	12	23	13
Capital Projects	1	2	—	—
Other expense outside reportable segments	5	5	—	1

	$110	$152	$112	$102

[1]	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.

[2]	In 2009, regional business unit costs include costs for Barrick Energy.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income

	Three month		Nine month period
	period ended		ended
	September 30		September 30

	2009	2008	2009	2008

Segment income	$814	$555	$2,177	$2,201
Amortization of corporate assets	(9)	(7)	(43)	(19)
Exploration	(43)	(55)	(110)	(152)
Other project expenses	(12)	(24)	(30)	(40)
Corporate administration	(40)	(39)	(120)	(110)
Other expense	(79)	(74)	(213)	(165)
Impairment charges	(158)	(112)	(159)	(151)
Interest income	2	12	7	34
Interest expense	(12)	(7)	(28)	(21)
Elimination of gold and silver sales contracts	(5,692)	—	(5,692)	—
Other income	16	39	98	111
Loss from capital projects held through equity investees	29	23	78	38

Income before income taxes and other items	$(5,184)	$311	$(4,035)	$1,726

Asset Information

	Amortization		Segment capital expenditures[1]

For the three months ended September 30	2009	2008	2009	2008

Gold
North America	$100	$86	$138	$82
South America	33	37	31	19
Australia Pacific	72	67	44	46
Africa	29	16	26	45
Copper
South America	15	17	7	23
Australia Pacific	—	15	—	5
Capital Projects	—	—	316	272
Other	8	3	9	—

Segment total	257	241	571	492
Other items not allocated to segments	9	7	8	28

Enterprise total	$266	$248	$579	$520

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Asset Information

	Amortization		Segment capital expenditures[1]
For the nine months ended September 30	2009	2008	2009	2008

Gold
North America	$276	$241	$392	$217
South America	95	126	100	56
Australia Pacific	214	188	111	131
Africa	60	53	80	89
Copper
South America	53	54	27	52
Australia Pacific	2	42	5	19
Capital Projects	—	—	927	563
Other	22	3	20	—

Segment total	722	707	1,662	1,127
Other items not allocated to segments	43	19	19	76

Enterprise total	$765	$726	$1,681	$1,203

[1]	Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30,2009, cash expenditures were $535 million (2008: $571 million) and the increase in accrued expenditures were $44 million (2008: $51 million decrease), for the nine months ended September 30,2009, cash expenditures were $1,610 million (2008: $1,162 million) and the increase in accrued expenditures were $71 million (2008: $41 million increase).
5 > REVENUE

	Three month period		Nine month period
	ended September 30		ended September 30
	2009	2008	2009	2008

Gold bullion sales[1,2]
Spot market sales	1,791	1,580	5,038	4,782
Concentrate sales[3]	43	13	119	103

	$1,834	$1,593	$5,157	$4,885
Copper sales[1,4]
Copper cathode sales	$214	$218	$667	$713
Concentrate sales	34	56	90	194

	$248	$274	$757	$907

Oil and gas sales[5]	$14	$11	$38	$11

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see notes 16C and 20).

[2]	Gold sales include gains and losses on non-hedge derivative contracts: For the three months ended September 30,2009: $15 million gain (2008: $7 million gain), nine months ended September 30,2009: $38 million gain (2008: $2 million gain).

[3]	Concentrate sales include gains and losses on embedded derivatives in smelting contracts: For the three months ended September 30, 2009: $0.2 million gain (2008: $0.4 million loss), nine months ended September 30, 2009: $0.6 million gain (2008: $0.7 million gain).

[4]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment: For the three months ended September 30, 2009: $10 million loss (2008: $7 million gain), nine months ended September 30, 2009: $48 million loss (2008: $24 million gain). Sales also include gains and losses on embedded derivatives in copper smelting contracts: For the three months ended September 30, 2009: $1 million loss (2008: $19 million loss), nine months ended September 30, 2009: $1 million loss (2008: $19 million loss).

[5]	Represents Barrick Energy.
Gold Sales Contracts
On September 8, 2009, we announced a plan to eliminate all of our fixed priced (non-participating) gold contracts (the “Gold Hedges”) and a portion of our floating spot price (fully participating) gold contracts (the “Floating Contracts”). Refer to note 16E for further details.
Provisional Copper and Gold Sales
We had the following revenues before treatment and refining charges subject to final price adjustments:

At September 30	2009	2008

Copper	$24	$109
Gold	17	12
The final price adjustments realized were as follows:

	Three month		Nine month
	period ended		period ended
	September 30		September 30
Gain (loss)	2009	2008	2009	2008

Copper	$12	$(15)	$49	$18
Gold	$(1)	—	$(2)	2

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > COST OF SALES

	Gold		Copper		Oil & Gas
For the three months ended September 30	2009	2008	2009	2008	2009	2008

Cost of goods sold[1]	$831	$814	$89	$136	$7	$1
Unrealized losses (gains) on non-hedge contracts	3	33	—	—	—	—
By-product revenues[2]	(21)	(16)	—	(1)	—	—
Royalty expense	52	48	1	2	2	2
Mining production taxes	7	9	—	—	—	—

	$872	$888	$90	$137	$9	$3

	Gold		Copper		Oil & Gas
For the nine months ended September 30	2009	2008	2009	2008	2009	2008

Cost of goods sold[1]	$2,426	$2,276	$316	$311	$20	$1
Unrealized losses (gains) on non-hedge contracts	(5)	(2)	—	—	—	—
By-product revenues[2]	(46)	(83)	(1)	(2)	—	—
Royalty expense	155	152	1	5	6	2
Mining production taxes	29	25	—	—	—	—

	$2,559	$2,368	$316	$314	$26	$3

[1]	Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $2 million for the three months ended September 30, 2009 (2008: $ million) and $3 million for the nine months ended September 30, 2009 (2008: $56 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $257 million in the three months ended September 30, 2009 (2008: $241 million) and $722 million in the nine months ended September 30,2009 (2008: $707 million).

[2]	Prior to September 2009, we used silver sales contracts to sell a portion of silver produced as a by-product. In September 2009, we announced a plan to eliminate all of our fixed-priced and a portion of our floating spot price contracts. Refer to note 16E for further details.
Silver Sale Agreement
On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. to sell the equivalent of 25% of the life-of-mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama. Barrick will receive a cash deposit of $625 million payable over three years, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.
In third quarter 2009, we received a cash deposit of $212.5 million which is recorded in other non-current liabilities on the Consolidated Balance Sheet. Provided that construction continues to progress at Pascua-Lama, we will receive additional cash deposits of $137.5 million on each of the next three anniversary dates of the agreement. Imputed interest expense will be recognized on these deposits at the rate implicit in the agreement. The deposit plus accumulated accrued interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

7 > EXPLORATION AND PROJECT DEVELOPMENT EXPENSE

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2009	2008	2009	2008

Exploration:
Minesite exploration	$16	$25	$34	$56
Projects	27	30	76	96

	$43	$55	$110	$152

Project development expense:
Sedibelo	2	1	7	10
Fedorova	1	7	2	17
Pueblo Viejo[1]	(2)	(15)	(3)	39
Buzwagi [2]	—	—	—	1
Pascua-Lama	5	9	10	17
Kainantu	2	11	6	24
Pinson	—	3	2	8
Other	1	1	5	15

	9	17	29	131

Other project expenses	12	24	30	40

	$21	$41	$59	$171

[1]	Effective January 1, 2009, we determined that mineralization at Pueblo Viejo met the definition of proven and probable reserves for United States reporting purposes and have begun capitalizing the cost of project activities. In 2009,the costs above represent 100% of start-up costs. We record a non-controlling interest recovery for our partner’s share of these expenditures within “non-controlling interests” in the income statement. In 2009, the costs include a reimbursement of historical remediation expenditures.

[2]	In second quarter 2009, production began at our Buzwagi mine and we began amortizing mine property, plant and equipment.
8 > OTHER EXPENSE
A Other Expense

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2009	2008	2009	2008

Regional business unit
costs[1]	$40	$31	$112	$102
Community development costs[2]	3	6	11	23
Environmental remediation costs	3	2	11	10
World Gold Council fees	4	3	11	8
Currency translation losses	3	15	7	8
Pension and other post- retirement benefit expense	1	—	4	1
Restructuring costs	9	1	20	1
Other	16	16	37	12

	$79	$74	$213	$165

[1]	Relates to costs incurred at regional business unit offices.

[2]	Amounts mainly relate to community programs in Peru, Argentina and Tanzania.
B Impairment Charges

	Three month period		Nine month period
	ended September 30		ended September 30
	2009	2008	2009	2008

Write-down of assets[1]	$158	$—	$158	$—

Write-down of investments[2]	—	112	1	151
	$158	$112	$159	$151

[1]	In the third quarter of 2009, an impairment charge of $158 million was recorded to reduce the carrying amount to the estimated fair value for Sedibelo and its related assets. Refer to note 14C for further details.

[2]	In the third quarter of 2008, we recorded an impairment charge on our investment in Highland Gold and other investments in junior gold mining companies.
C Other Income

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2009	2008	2009	2008

Gain on sale of assets	$4	$9	$14	$13
Gain on sale of investments (note 12)[1]	3	13	3	59
Gain on acquisition of Hemlo (note 3C)[2]	—	—	72	—
Royalty income	2	6	4	23
Interest income	2	2	5	7
Non-hedge derivative gains	5	—	—	—
Changes in estimates of AROs	—	9	—	9

	$16	$39	$98	$111

[1]	In the second quarter of 2008, we sold Asset-Backed Commercial Paper for proceeds of $49 million.

[2]	In the second quarter of 2009, we completed the acquisition of the remaining 50% interest in Hemlo. We grossed up our 50% interest in the assets and liabilities of Hemlo held prior to this transaction to their current fair values. The net gain recognized on the acquisition was $72 million. Refer to note 3C for further details.
D Non-controlling Interests

	Three month period		Nine month period
	ended September 30		ended September 30
	2009	2008	2009	2008

Pueblo Viejo project	$—	$—	$—	$16
Tulawaka mine	(2)	(10)	(4)	(34)
	$(2)	$(10)	$(4)	$(18)

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > INCOME TAX EXPENSE

	Three month		Nine month
	period ended		period ended
	September 30		September 30
	2009	2008	2009	2008

Current	$98	$109	$373	$436
Deferred	43	(84)	4	(10)

	$141	$25	$377	$426

Actual effective tax rate	(3%)	8%	(9%)	25%
Impact of elimination of gold and silver sales contracts	37%	—	34%	—
Impact of impairment charges	(7%)	—	(2%)	—
Impact of gain on acquisition of Hemlo	—	—	1%	—
Release of valuation allowance	—	33%	—	10%
Increase to unrecognized tax
benefits	—	(3%)	—	(2%)
Impact of net currency
translation gains/(losses) on deferred tax balances	1%	(8%)	1%	(3%)
Canadian Functional Currency Election	—	—	4%	—

Estimated effective tax rate on ordinary income	28%	30%	29%	30%

The primary reasons why our effective income tax rate on ordinary income differs from the 33% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions, some of which have lower tax rates than the applicable Canadian federal and provincial rates.
Currency Translation
Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Australian and Papua New Guinea net deferred tax liabilities. These translation gains/losses are included within deferred tax expense/recovery.
Canadian Functional Currency Election
In fourth quarter 2008, we filed an election under Canadian draft legislation to prepare some of our Canadian tax returns using US dollar functional currency effective January 1, 2008. The legislation was enacted in first quarter 2009 which resulted in a one-time benefit of $70 million.
Change to Unrecognized Tax Benefits
In third quarter 2009, we made an addition of $3 million to unrecognized tax benefits, in respect of tax positions of prior years.
In third quarter 2009, we made payments of $1 million in settlement of Canadian unrecognized tax benefits. In second quarter 2009, we made payments of $1 million and in first quarter 2009, we made payments of $15 million in settlement of US unrecognized tax benefits. We expect the amount of unrecognized tax benefits to further decrease within 12 months of the reporting date by approximately $6 to $7 million related primarily to the expected settlement of US income tax and Canadian income and mining tax assessments.
Release of Valuation Allowance
In third quarter 2008, due to our ability to implement an internal reorganization, we released $101 million of valuation allowances primarily related to tax loss carry forwards in a foreign subsidiary.
In second quarter 2008, due to the impact of higher market gold prices, we released $74 million of valuation allowances related to U.S. Alternative Minimum tax credits.
10 > EARNINGS (LOSS) PER SHARE

		Three month period ended September 30			Nine month period ended September 30
($ millions, except shares in millions and per share
amounts in dollars)	2009		2008		2009		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income (loss) available to common shareholders	$(5,350)	$(5,350)	$254	$254	$(4,487)	$(4,487)	$1,253	$1,253
Plus: interest on convertible debentures	—	—	—	2	—	—	—	4

Net Income (loss)	(5,350)	(5,350)	254	256	(4,487)	(4,487)	1,253	1,257

Weighted average shares outstanding	882	882	872	872	876	876	872	872
Effect of dilutive securities
Stock options	—	—	—	3	—	—	—	4

Convertible debentures	—	—	—	9	—	—	—	9

	882	882	872	884	876	876	872	885

Earnings per share Net income (loss)	$(6.07)	$(6.07)	$0.29	$0.29	$(5.12)	$(5.12)	$1.44	$1.42

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > OPERATING CASH FLOW — OTHER ITEMS

	Three month period ended		Nine month period ended
	September 30		September 30
	2009	2008	2009	2008

Adjustments for non-cash income statement items:
Currency translation losses (note 8A)	$3	$15	$7	$8
Amortization of discount/premium on debt securities	(2)	(2)	(6)	(7)
Stock option expense	5	3	14	12
Loss from equity investees (note 12)	23	22	71	29
Non-controlling interests (note 8D)	2	10	4	18
Gain on sale of investments (note 8C)	(3)	(13)	(3)	(59)
Inventory impairment charges (note 13)	2	49	3	56
Net change in working capital items, excluding inventory and income taxes payable	99	142	(46)	64
Settlement of AROs	(13)	(9)	(27)	(25)

Other net operating activities	$116	$217	$17	$96

Operating cash flow includes payments for:
Interest costs	$69	$30	$211	$142

12 > INVESTMENTS

	At Sept. 30, 2009	At Dec. 31, 2008

Available-for-sale securities	$63	$31
Other investments	30	29
Equity investments	1,123	1,085

	$1,216	$1,145

	At Sept. 30, 2009		At Dec. 31, 2008
		Gains		Gains
	Fair[1]	(losses)	Fair	(losses)
	Value	in OCI	value	in OCI

Available-for-sale Securities
Securities in an unrealized gain position
Equity securities	54	28	14	3
Securities in an unrealized loss position
Benefit plans[2]
Fixed-income	2	—	2	—
Equity	6	—	7	(3)
Other equity securities[3]	1	—	8	(2)
	9	—	17	(5)

	63	28	31	(2)

Other investments
Long-term loan receivable from Yokohama Rubber Co. Ltd.[4]	30	—	29	—

	$93	$28	$60	$(2)

[1]	Refer to note 17 for further information on the measurement of fair value.

[2]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[3]	Other equity securities in a loss position consist of investments in various junior mining companies.

[4]	The long-term loan receivable is measured at amortized cost.
Gains on Investments Recorded in Earnings

	Three month period		Nine month period
	ended September 30		ended September 30
	2009	2008	2009	2008

Gains realized on sales	$3	$13	$3	$59
Cash proceeds from sales	$3	$19	$3	$76
Impairment Charges

	Three month period		Nine month period
	ended September 30		ended September 30
	2009	2008	2009	2008

Impairment charges	$—	$112	$1	$151

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Equity Method Investment Continuity

	Highland	Atacama	Cerro Casale	Donlin Creek	Kabanga	Total

At January 1, 2009	$35	$157	$815	$78	$—	$1,085
Equity pick-up	7	(33)	(16)	(16)	(13)	(71)
Capitalized interest	—	6	35	3	—	44
Funding	—	24	18	8	15	65

At September 30, 2009	$42	$154	$852	$73	$2	$1,123

Publicly traded	Yes	No	No	No	No
13 > INVENTORIES

	Gold		Copper
	At Sept. 30	At Dec. 31	At Sept. 30	At Dec. 31
	2009	2008	2009	2008

Raw materials
Ore in stockpiles	$953	$825	$68	$41
Ore on leach pads	197	161	166	189
Mine operating supplieis	503	434	25	34
Work in process	211	188	12	8
Finished products
Gold doré/bullion	53	65	—	—
Copper cathode	—	—	28	13
Copper concentrate	—	—	40	18
Gold concentrate	22	21	—	—
	1,939	1,694	339	303
Non-current ore in stockpiles[1]	(633)	(595)	(108)	(93)

	$1,306	$1,099	$231	$210

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

	Three month period		Nine month period
	ended September 30		ended September 30
	2009	2008	2009	2008

Inventory impairment charges	$2	$49	$3	$56
Purchase Commitments
At September 30, 2009, we had purchase obligations for supplies and consumables of approximately $1,167 million.
14 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets

Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying	Carrying
	amount at	amount at
	Sept. 30, 2009	Dec. 31, 2008

Exploration projects and other land positions
PNG land positions	$182	$171
Other	26	26
Value beyond proven and probable reserves at producing mines	423	525
Capital Projects
Pascua-Lama	926	777
Pueblo Viejo	1,075	439
Sedibelo	6	123
Buzwagi[1]	—	495
Punta Colorado Wind Farm	110	82

	$2,748	$2,638

[1]	In second quarter 2009, production began at our Buzwagi mine and we began amortizing mine property, plant and equipment.
B Amortization and Accretion

	Three month period		Nine month period
	ended September 30		ended September 30
	2009	2008	2009	2008

Amortization	$266	$248	$765	$726
Accretion	16	14	45	41

	$282	$262	$810	$767

C Impairment Evaluations
We completed a bankable feasibility study (“BFS”) for our Sedibelo platinum project in South Africa in 2008 meeting the conditions for a 10% interest in the property. We also hold the right to increase our interest to 65% in return for a decision to develop Sedibelo and payment of approximately $106 million in fourth quarter 2009. In the first half of 2009, due to a change in the economics for platinum group metals (“PGM”), we conducted a thorough review of development alternatives to maximize the project’s potential. Failing a decision in fourth quarter 2009 to develop the Sedibelo project,

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Barrick’s partner has 90 days to purchase Barrick’s 10% interest by reimbursing Barrick for direct and proven costs of prospecting activities and the cost of compiling the BFS. After conducting a thorough review of development alternatives, we have decided not to proceed with this payment to increase our ownership interest in Sedibelo. As a consequence of this decision, we recorded an impairment charge of $158 million in third quarter 2009, reducing the carrying amount of our investment in the project and related assets to their estimated fair values.
There is no active market for our investment in Sedibelo, and consequently, we used an income approach, being the net present value of expected future cash flows, to determine its fair value. Based on this approach, the fair value assigned to our 10% investment in Sedibelo and the related PP&E was $6 million, resulting in an impairment charge of $122 million. We took an additional impairment charge of $36 million which was primarily attributable to water rights related to the project that were classified in Intangible assets.
D Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $721 million at September 30, 2009 for construction activities at our capital projects.
15 > GOODWILL
In first quarter 2009, our Plutonic gold mine in Australia reported a reduction in reserves at the end of 2008. As a result of the decline in reserves there is an increased risk of a goodwill impairment occurring should there be a further decline in economic factors affecting the mine. We determined that it was appropriate to assess the carrying amount of goodwill associated with Plutonic for potential impairment. No impairment charges were booked in the first quarter as a result of this assessment.
In second quarter 2009, we acquired the remaining 50% interest in our Hemlo mine resulting in a $20 million reduction of goodwill (note 3C).
16 > FINANCIAL INSTRUMENTS
Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument.
A Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.
B Long-Term Debt
Interest costs

	Three month period		Nine month period
	ended September 30		ended September 30
	2009	2008	2009	2008

Incurred	$79	$58	$228	$167
Capitalized	(67)	(51)	(200)	(146)

Interest expensed	$12	$7	$28	$21

For the three months ended September 30, 2009, Cortez Hills, Pascua-Lama, Pueblo Viejo, Donlin Creek, Reko Diq, Cerro Casale, Sedibelo, PNG land positions, Kabanga, Golden Sunlight and Punta Colorado Wind farm qualified for interest capitalization. Buzwagi qualified for capitalization until May 1, 2009, when it went into production.
Bond Offerings
On October 13, 2009, we announced the issuance of $1,250 million of debt securities consisting of $400 million of 4.95% notes due in 2020 and $850 million of 5.95% notes due in 2039.
In first quarter 2009, we issued an aggregate of $750 million of notes that mature in 2019. The 10-year notes have a coupon rate of 6.95%.
In October 2006, we issued $1 billion of Copper-Linked Notes. During the first three years, the full $1 billion obligation of these notes was to be repaid through the delivery of (the US dollar equivalent of) 324 million pounds of copper. At September 30, 2009, all of the required copper had been delivered. Coincident with the repayment of (the US dollar equivalent of) 324 million pounds of copper, we reborrowed $1 billion. As the copper-linked equivalent was repaid, the fixed US dollar obligation increased ($62 million during the third quarter of 2009).
Repayments
In second quarter 2009, we repaid the $113 million drawn on our demand financing facility and terminated the facility. An equal amount required to be placed on deposit that was included in restricted cash has been released.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including, but not limited to:

Item	Impacted by

• Sales	• Prices of gold and copper

• Cost of sales
o Consumption of diesel fuel, propane and natural gas	• Prices of diesel fuel, propane and natural gas

o Non-US dollar expenditures	• Currency exchange rates — US
dollar versus A$, ARS, C$, CLP,
JPY, PGK, TZS and ZAR

o By-product credits	• Prices of silver and copper

• Corporate administration, exploration and business development costs	• Currency exchange rates — US
dollar versus A$, ARS, C$, CLP,
JPY, PGK, TZS and ZAR
• Capital expenditures
o Non-US dollar capital expenditures	• Currency exchange rates — US
dollar versus A$, ARS, C$, CLP,
EUR and PGK

o Consumption of steel	• Price of steel

• Interest earned on cash	• US dollar interest rates

• Fair value of fixed-rate debt	• US dollar interest rates
Under our risk management policy, we seek to mitigate the impact of these risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.
The primary objective of our hedging program is to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the ASC 815 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative instruments are effective in achieving our risk management objectives, but they do not meet the strict ASC 815 hedge effectiveness criteria, and they are classified as “economic hedges”. The change in fair value of these economic hedges is recorded in current period earnings, classified with the income statement line item that is consistent with the derivative instruments’ intended risk objective.
Derivative Instruments
The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of our derivative contracts is adjusted for credit risk based upon the observed credit default swap spread for each particular counterparty, as appropriate. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves for comparable assets and liabilities. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves for comparable assets and liabilities. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. The fair value of commodity options is determined using option-pricing models that utilize a combination of inputs including quoted market prices and market-corroborated inputs. Derivative instruments are classified within Level 2 of the fair value hierarchy.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Summary of Derivatives at September 30, 2009

	Notional Amount by Term to				Accounting Classification by
	Maturity				Notional Amount			Fair
	Within 1	2 to 3	4 to 5		Cash flow	Fair value	Non-	value
	year	years	years	Total	hedge	hedge	Hedge	(USD)
US dollar interest rate contracts
Net pay-fixed swap positions (millions)	$(75)	$—	$—	$(75)	$—	$—	$(75)	$(6)
Currency contracts
C$:US$ contracts (C$ millions)	300	58	—	358	358	—	—	8
A$:US$ contracts (A$ millions)	1,342	2,358	820	4,520	4,517	—	3	301
CLP:US$ contracts (CLP millions)	30,198	6,060	—	36,258	36,258	—	—	2
EUR:US$ contracts (EUR millions)	28	19	—	47	47	—	—	3
PGK:US$ contracts (PGK millions)	60	—	—	60	60	—	—	(1)

Commodity contracts
Copper sold forward contracts (millions of pounds)	4	—	—	4	4	—	—	2
Copper collar sell contracts (millions of pounds)	289	61	—	350	300	—	50	8
Copper collar buy contracts (millions of pounds)	50	—	—	50	—	—	50	45
Diesel contracts (thousands of barrels)[1]	1,882	1,583	580	4,045	4,005	—	40	(43)
Propane contracts (millions of gallons)	17	3	—	20	17	—	3	(6)
Natural gas contracts (thousands of gigajoules)	546	184	—	730	—	—	730	—
Electricity contracts (thousands of megawatt hours)	15	11	—	26	—	—	26	(1)

[1]	Diesel commodity contracts represent a combination of WTI and ULSD/WTI Crack spread swaps, WTB, MOPS and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET respectively, plus a spread. WTI represents West Texas Intermediate, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.
Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	At Sept. 30, 2009		At Dec. 31, 2008		At Sept. 30, 2009		At Dec. 31, 2008
	Balance Sheet		Balance Sheet		Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value	Classification	Fair Value	Classification	Fair Value

Derivatives designated as hedging instruments under ASC 815
Currency contracts	Other assets	$330	Other assets	$22	Other liabilities	$20	Other liabilities	$526
Commodity contracts	Other assets	72	Other assets	402	Other liabilities	129	Other liabilities	205

Total derivatives classified as hedging instruments under ASC 815		$402		$424		$149		$731

Derivatives not designated as hedging instruments under ASC 815
US dollar interest rate contracts	Other assets	$2	Other assets	$—	Other liabilities	$8	Other liabilities	$8
Currency contracts	Other assets	7	Other assets	4	Other liabilities	4	Other liabilities	1
Commodity contracts	Other assets	74	Other assets	404	Other liabilities	12	Other liabilities	135

Total derivatives not designated as hedging instruments under ASC 815		$83		$408		$24		$144

Total derivatives		$485		$832		$173		$875

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

US Dollar Interest Rate Contracts

Non-hedge Contracts
We have a $75 million net US dollar pay-fixed interest rate swap position outstanding that was used to economically hedge the US dollar interest rate risk implicit in a prior gold lease rate swap position. Changes in the fair value of these interest rate swaps are recognized in current period earnings through interest expense.
Currency Contracts

Cash Flow Hedges
During the quarter, currency contracts totaling C$241 million, EUR 16 million, PGK 60 million, and CLP 12,000 million have been designated against forecasted non-US dollar denominated expenditures. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years.
Hedged items that relate to operating and/or sustaining capital expense are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For C$317 million, A$4,325 million, PGK 60 million and CLP 36,258 million portions of the contracts, we have concluded that the hedges are 100% effective under ASC 815 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For A$137 million prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under ASC 815. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.
Hedged items that relate to pre-production expenditures at our development projects are identified as the stated quantity of dollars of the forecasted expenditures associated with a specific transaction in a pre-defined time period. For C$41 million, A$55 million and EUR 47 million hedge, effectiveness is assessed using the dual spot method under ASC 815, where changes in fair value attributable to changes in spot prices are calculated on a discounted basis for the actual derivative and an undiscounted basis for the hypothetical derivative. The effectiveness testing excludes time value of the hedging instrument. Prospective and retrospective hedge effectiveness uses a dollar offset method. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.
Non-hedge Contracts
Non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the criterion in ASC 815. Changes in the fair value of non-hedge currency contracts are recorded in current period cost of sales, corporate administration, other income, other expense or income tax expense according to the intention of the hedging instrument.
Commodity Contracts

Diesel Fuel/Propane

Cash Flow Hedges
During the quarter, we entered into 614 thousand barrels of WTI/ULSD crack spread swaps, 270 thousand barrels of MOPS forwards and 12 million gallons of propane designated against forecasted fuel purchases for expected consumption at our mines. The designated contracts act as a hedge on variability in market prices on the cost of future fuel purchases over the next five years. Hedged items are identified as the first stated quantity in thousands of barrels of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under ASC 815. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.
On April 1, 2009, Barrick entered a new diesel fuel supply contract. Under the terms of the new contract, fuel purchased for consumption at our Nevada based mines is priced based on the ULSD index. We have continued to hedge our exposure to diesel using our existing WTI forward contracts. Retrospective hedge effectiveness testing shows a strong correlation between ULSD and WTI and thus we expect that these hedges will continue to be effective. The prospective and retrospective testing will continue to be assessed using the hypothetical derivative method under ASC 815.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Non-hedge Contracts
Non-hedge fuel contracts are used to mitigate the risk of price changes on fuel consumption at various sites. On completion of regression analysis, we concluded that contracts totaling 40 thousand barrels of fuel and 3 million gallons of propane do not meet the “highly effective” criterion in ASC 815 due to currency and basis differences between derivative contract prices and the prices charged to the sites by oil suppliers. Non-hedge electricity contracts of 24 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. We also have 730 thousand gigajoules of natural gas contracts that are used to mitigate the risk of price changes on natural gas sales at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of changes in fuel prices. Changes in the fair value of non-hedge fuel contracts are recorded in current period cost of sales.
Copper

Cash Flow Hedges
At September 30, 2009, we had 4 million pounds of copper forwards outstanding at an average price of $3.15/lb hedging future sales at Zaldívar.
Copper collar contracts totaling 300 million pounds have also been designated as hedges against copper cathode sales at our Zaldívar mine. The contracts contain purchased put and sold call options with average strike prices of $2.29/lb and $3.46/lb, respectively.
Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed on these hedges using a dollar offset method. The dollar offset assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical hedging derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.
Non-hedge Contracts
During fourth quarter 2008, we de-designated collar sell contracts for 153 million pounds and crystallized $213 million of gains in OCI, of which $46 million remains at quarter-end. At the time of de-designation, we combined them with existing non-hedge contracts for a total of 198 million pounds. These hedges were originally designated against future copper production at our Zaldívar and Osborne mines. The exposure is still expected to occur and therefore amounts crystallized in OCI will be recorded in copper revenue when the originally designated sales occur. We continue to hold these collars as non-hedge contracts. At September 30, 2009, we had 50 million pounds of collar sell contracts outstanding. The contracts contain purchased put and sold call options with an average strike of $3.00/lb and $4.20/lb, respectively.
During fourth quarter 2008, we entered into collar buy contracts for 198 million pounds to economically lock in the gains on the de-designated and existing non-hedge contracts. The remaining contracts contain sold put and purchased call options with average strike prices of $1.57/lb and $2.01/lb, respectively. At September 30, 2009, 50 million pounds of collar buy contracts were outstanding.
These contracts are not designated as cash flow hedges under ASC 815. Changes in the fair value of these copper options are recorded in current period revenue. Where applicable, the fair value of derivatives has been evaluated to account for counterparty credit risk.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Non-hedge Gains (Losses)

	Three month period ended		Nine month period ended
	September 30		September 30
	2009	2008	2009	2008	Income statement classification

Commodity contracts
Copper	$(6)	$—	$(45)	$22	Revenue
Fuel	(3)	(36)	1	2	Cost of sales
Currency contracts	3	(12)	(2)	—	Cost of sales/corporate administration/other income/expense/income tax expense
Interest rate contracts	(1)	(1)	(4)	(2)	Interest income/expense

	(7)	(49)	(50)	22

Hedge ineffectiveness	(1)	3	—	(3)
Amounts excluded from effectiveness test	(1)	—	—

	$(9)	$(46)	$(50)	$19

Cash Flow Hedge Gains (Losses) in OCI

	Commodity price hedges			Currency hedges			Interest rate hedges
				Operating	Administration	Capital	Cash	Long-term
	Gold/Silver	Copper	Fuel	costs	costs	expenditures	balances	debt	Total

At Dec. 31, 2008	$13	$484	$(169)	$(478)	$(30)	$—	$—	$(33)	$(213)
Effective portion of change in fair value of hedging instruments	—	(211)	41	750	21	20	—	—	621
Transfers to earnings:

On recording hedged items in earnings	(6)	(239)	82	21	9	(2)	—	2	(133)

At September 30, 2009	$7	$34	$(46)	$293	$—	$18	$—	$(31)	$275

	Gold	Copper	Cost of	Cost of			Interest	Interest
Hedge gains/losses classified within	sales	sales	sales	sales	Administration	Amortization	income	expense

Portion of hedge gain (loss) expected to affect earnings over the next 12 months[1]	$5	$37	$(50)	$102	$—	$3	$—	$(3)	$94

[1]	Based on the fair value of hedge contracts at September 30, 2009.
Cash Flow Hedge Gains (Losses) at September 30

							Amount of gain (loss)
Derivatives in				Amount of gain(loss)		Location of gain (loss)	recognized in income
cash flow	Amount of Gain		Location of gain (loss)	transferred from OCI		recognized in income (Ineffective	(Ineffective portion and
hedging	(loss) recognized in		transferred from OCI into income	into income		portion and amount excluded	amount excluded from
relationships	OCI		(Effective portion)	(Effective portion)		from effectiveness testing)	effectiveness testing)
	2009	2008		2009	2008		2009	2008

Interest rate contracts	$—	$(17)	Interest income/expense	$(2)	$(1)	Interest income/expense	$—	$—

			Cost of sales/Corporate			Cost of sales/corporate
Foreign			administration/amortization/other			administration/amortization/other
exchange			income/expense/income tax			income/expense/income tax
contracts	791	(190)	expense	(28)	157	expense	—	—

Commodity			Revenue/cost of sales/project			Revenue/cost of sales/project
contracts	(170)	73	development expense	163	3	development expense	—	(3)

Total	$621	$(134)		$133	$159		$—	$(3)

D Other use of derivative instruments
During the quarter, we wrote $400 million net USD pay-fixed swaptions. We have $300 million net written USD pay-fixed swaptions outstanding as of September 30, 2009. If exercised at maturity, the underlying interest rate swaps would be used as fair value hedges on our long-term fixed rate debt. Changes in the fair value of

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

the swaptions and the premiums earned are recognized in current period earnings through interest expense. For the quarter, we recognized a gain of $2 million in current period earnings. The outstanding swaptions have fixed rates that range from 4.5% to 5.25%. The options expire no later than December 17, 2009, and the underlying swaps have maturities of April 1, 2019.
On a regular basis, we use derivative instruments to increase our gold and copper revenue. We enter into purchased and written options with the primary objective of increasing the realized price on our gold and copper sales.
During the quarter, we wrote gold put and call options with an average outstanding notional volume of 0.1 and 0.1 million ounces, respectively, on a net basis. We also held net purchased gold forwards during the third quarter with an average outstanding notional of 0.1 million ounces. During the quarter, we wrote copper call options averaging 31 million pounds and purchased forwards averaging 15 million pounds.
As a result of these activities, we recorded realized gains in revenue of $15 million on gold contracts, realized losses of $5 million on copper options and realized gains of $2 million on copper forwards in third quarter 2009. There were no gold contracts outstanding at September 30, 2009. There were 22 million pounds of written copper call options and 4 million pounds of purchased copper forwards outstanding at September 30, 2009 with an unrealized loss of $2 million, net of premiums.
Non-hedge Gains (Losses)

	Three month
	period ended		Nine month
	September		period ended
	30		September 30
					Income statement
	2009	2008	2009	2008	classification

Commodity contracts
Copper	$(5)	$—	$(3)	$—	Revenue
Gold	15	7	38	2	Revenue
Interest rate contracts	2	—	3	—	Interest income/expense

	$12	$7	$38	$2

E Gold and silver sales contracts
On September 8, 2009, we announced a plan to eliminate all of our fixed priced (non-participating) gold contracts (the “Gold Hedges”) and a portion of our floating spot price (fully participating) gold contracts (the “Floating Contracts”). We had previously elected to designate these contracts as “normal sales contracts”, and consequently these contracts were not accounted for as derivative financial instruments. Instead, revenue was recognized based on the contract sales price at the time of physical delivery under the applicable contractual terms. We no longer intend to satisfy our obligations under these contracts by the physical delivery of future gold production from our projects and instead intend to eliminate these contracts through a combination of purchasing gold on the open market, cash settlement and/or physical delivery of mine production. As a result, these contracts will no longer meet the definition of normal sales contracts and will instead be accounted for as derivative financial instruments. Our decision to settle the gold sales contracts in this manner also impact the accounting treatment for our silver sales contracts. Due to this change in accounting treatment, in third quarter 2009, we recognized a liability for the estimated fair value of the gold and silver contracts of $5.7 billion on our Consolidated Balance Sheet. We have presented this liability as a long-term obligation due to the fact that we are not required to settle these contracts prior to January 2012. A corresponding charge was recorded on our Consolidated Income Statement in third quarter 2009. Subsequent changes in the fair value of the liability, prior to their settlement, will also be recognized as a charge to earnings in our Consolidated Income Statement.
Non-hedge Gains (Losses)

	Three month		Nine month
	period ended		period ended
	September 30		September 30
					Income statement
	2009	2008	2009	2008	classification
Gold Hedges	$(1,910)	$—	$(1,910)	$—	Expense
Floating Contracts	(3,672)	—	(3,672)	—	Expense
Silver Contracts	(110)	—	(110)	—	Expense

	$(5,692)	$—	$(5,692)	$—

In October 2009, we began settling the Gold Sales Contracts and through October 28, $3.0 billion of the proceeds have been used, leaving a remaining settlement obligation of $2.8 billion outstanding. We plan to settle the remaining Gold Hedges and a portion of the Floating Contracts within the next twelve months.

			Floating
($ billions, except ounce amounts in millions)	Gold Hedges		Contracts	Total
	ounces	liability	liability	liability[1]

As at September 30, 2009	2.9	$1.9	$3.7	$5.6

MTM adjustment		0.2	—	0.2

Ounces eliminated/net proceeds used to date	(1.0)	(0.8)	(2.2)	(3.0)

As at October 28, 2009[2]	1.9	1.3	1.5	2.8

[1]	The total liability excludes a $0.1 billion settlement obligation for silver sales contracts.

[2]	Calculated using a gold price of $1,050 per ounce.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Summary of Gold and Silver Sales Contracts

At September 30,
$ millions	2009 value

Gold Hedges [1]	$(1,910)
Floating Contracts[2]	(3,672)
Silver Contracts	(110)

Settlement obligation to close out gold and silver sales contracts	$(5,692)

[1]	Calculated at a spot gold price of $996 per ounce. The fair value of the Gold Hedges is impacted by changes in the spot price of gold. A $10 per ounce increase or decrease in the spot gold price will result in an increase or decrease in the fair value of the liability of $29 million on the 2.9 million ounces of Gold Hedges.

[2]	The fair value of the Floating Contracts is impacted by changes in the US dollar interest rates.
17 > FAIR VALUE MEASUREMENTS
In 2008, we adopted ASC 820 for financial assets and liabilities that are measured at fair value on a recurring basis. ASC 820 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. Beginning in 2009, we applied ASC 820 to non-financial assets and liabilities that we periodically measure at fair value under US GAAP, which include: goodwill, tangible and intangible assets measured and recognized at fair value as a result of an impairment assessment; and non financial assets and non financial liabilities recognized as a result of a business combination. The application of ASC 820 to non-financial assets and liabilities will not have a significant impact on our methodology for measuring their fair values, but results in expanded disclosures.
ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by ASC 820 establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
A Assets and Liabilities Measured at Fair Value on a Recurring Basis
Fair Value Measurements at September 30, 2009

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Cash equivalents	$6,043	$—	$—	$6,043
Available-for- sale securities	63	—	—	63
Receivables from provisional copper and gold sales	—	51	—	51
Derivative Instruments	—	(5,384)	—	(5,384)

	$6,106	$(5,333)	$—	$773

B Fair Values of Financial Instruments

	At September 30,
	2009		At Dec. 31, 2008
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Financial assets Cash and equivalents[1]	$6,531	$6,531	$1,437	$1,437
Accounts receivable[1]	210	210	197	197
Available-for-sale securities[2]	63	63	31	31
Derivative assets	485	485	832	832

	$7,289	$7,289	$2,497	$2,497

Financial liabilities Accounts payable[1]	$1,093	$1,093	$970	$970
Long-term debt[3]	5,131	5,563	4,556	3,620
Settlement obligation to close out gold and silver sales contracts	5,692	5,692	—	—
Derivative liabilities	173	173	875	875
Restricted share units[4]	113	113	120	120
Deferred share units[4]	5	5	5	5

	$12,207	$12,639	$6,526	$5,590

[1]	Recorded at cost. Fair value approximates the carrying amounts due to the short-term nature and generally negligible credit losses.

[2]	Recorded at fair value. Quoted market prices are used to determine fair value.

[3]	Long-term debt is generally recorded at cost except for obligations that are designated in a fair-value hedge relationship, which are recorded at fair value in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

[4]	Recorded at fair value based on our period-end closing market share price.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C Assets Measured at Fair Value on a Non-recurring Basis
Fair Value Measurements at September 30, 2009

	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Aggregate
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Property, plant and equipment[1]	$—	$—	$6	$6
Intangible assets[2]	—	—	—	—

[1]	In accordance with the provisions of ASC 360, property plant & equipment with a carrying amount of $128 million were written down to their fair value of $6 million, resulting in an impairment of $122 million, which was included in earnings this period. Refer to note 14.

[2]	In accordance with the provisions of ASC 350, intangible assets with a carrying amount of $34 million were written down to their fair value of $0, resulting in an impairment of $34 million, which was included in earnings this period. Refer to note 14.
D Valuation Techniques
Gold and Silver Sales Contracts
The fair value of gold and silver sales contracts is equal to the present value of expected cash flows that would be required to financially settle our obligations arising under the contracts. The present value model utilizes inputs, such as the current spot price for gold, gold lease rates, US dollar interest rate curves, and counterparty credit spreads, that we derived from observable market data. Therefore our gold and silver sales contracts are classified within Level 2 of the fair value hierarchy.
Property Plant and Equipment and Intangible Assets
The fair value of property plant & equipment and intangible assets is determined primarily using an income approach based on unobservable cash flows are classified within Level 3 of the fair value hierarchy established by ASC 820. Refer to note 14.
18 > OTHER NON-CURRENT LIABILITIES

	At Sept. 30, 2009	At Dec. 31, 2008

Pension benefits	$107	$113
Other post-retirement benefits	53	29
Derivative liabilities	45	435
Restricted share units[1]	118	120
Deposit on silver contracts	210	—
Other	70	84

	$603	$781

[1]	Includes Performance restricted share units of $5 million (December 31, 2008: $3 million).
19 > CAPITAL STOCK
A Common Shares
Our authorized capital stock includes an unlimited number of common shares (issued 982,956,358 common shares); 9,764,929 First preferred shares Series A (issued nil); 9,047,619 Series B (issued nil); and 14,726,854 Second preferred shares Series A (issued nil).
Common Share Offering
On September 23, 2009, we issued 109 million common shares of Barrick at a price of $36.95 per share, for net proceeds of $3,885 million.
B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”) issued 11.1 million BGI exchangeable shares, which were each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and had essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.
We had the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. In first quarter 2009, the remaining 0.5 million BGI exchangeable shares were redeemed for 0.3 million Barrick common shares. At September 30, 2008, 0.5 million BGI exchangeable shares were outstanding, which were the equivalent to 0.3 million Barrick common shares and were reflected in the number of common shares outstanding.
C Dividends
On October 28, 2009, the Board of Directors declared a dividend of US dollars $0.20 per share, payable on December 15, 2009, to shareholders of record at the close of business on November 30, 2009.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

20 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)2

	Three month period ended		Nine month period ended
		September 30		September 30
	2009	2008	2009	2008

Accumulated OCI at beginning of period
Cash flow hedge gains (losses), net of tax of $35, $186, $89, $105	$101	$370	$(124)	$250
Investments, net of tax of $2, $2, $nil, $4	15	11	(2)	37
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(179)	(143)	(197)	(143)
Pension plans and other post-retirement benefits, net of tax of $19, $2, $19, $2	(33)	7	(33)	7

	(96)	$245	(356)	$151

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	186	(422)	621	(134)
Changes in fair value of investments	14	(22)	32	(4)
Currency translation adjustments[1]	28	(3)	46	(3)
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(47)	(72)	(133)	(159)
Investments:
Other than temporary impairment charges	—	14	1	14
Gains realized on sale	(3)	(13)	(3)	(59)

Other comprehensive income, before tax	178	(518)	564	(345)
Income tax expense related to OCI	(45)	173	(171)	94

Other comprehensive income, net of tax	$133	$(345)	$393	$(251)

Accumulated OCI at September 30
Cash flow hedge gains (losses), net of tax of $80, $16, $80, $16	195	46	195	46
Investments, net of tax of $2, $1, $2, $1	26	(7)	26	(7)
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(151)	(146)	(151)	(146)
Pension plans and other post-retirement benefits, net of tax of $19, $2, $19, $2	(33)	7	(33)	7

	$37	$(100)	$37	$(100)

[1]	Represents currency translation adjustments for Barrick Energy.

[2]	At September 30, 2009, $nil other comprehensive income was attributable to non-controlling interests (2008: $nil).
21 > LITIGATION AND CLAIMS
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.
If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred.
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. In November 2008, near the completion of discovery, this matter was scheduled for trial in March 2009. The trial date was adjourned because of a settlement in principle among the parties. On March 30, 2009, the defendants entered into a stipulation agreement, pursuant to which Barrick and the individual defendants agreed to settle the complaint for $24 million pending the Court’s final approval of the settlement. The complaint is subject to coverage under the Company’s directors and officers insurance policy. On July 24, 2009, the Court issued a preliminary approval order in connection with the settlement. The Court has scheduled

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

a fairness hearing relating to the settlement on November 5, 2009.
Cortez Hills Complaint
On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement did not meet the requirements of the National Environmental Policy Act. The Plaintiffs’ RFRA claim is based on the assertion that the Project and adjoining areas are sacred to certain Western Shoshone. On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. After a four day hearing, on January 26, 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit, which heard oral arguments on June 10, 2009, but has not yet issued a decision. Plaintiffs have dismissed their RFRA claim with prejudice, conceding that it was without merit, in light of the Ninth Circuit’s decision in another case. The case is progressing towards a final judgment on the merits in the District Court while the Ninth Circuit considers the appeal of the preliminary injunction. Construction of the project is ongoing.
Marinduque Complaint
Placer Dome was named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). On June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint which the Court granted on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. On June 7, 2007, the Court issued an order granting the Company’s motion to dismiss. On June 25, 2007, the Province filed a motion requesting the Court to reconsider its Order dismissing the action. On January 16, 2008, the district court issued an order denying the Province’s motion for reconsideration. Following the district court’s order, the Province filed Notice of Appeal to the U.S. Court of Appeals for the Ninth Circuit. Oral arguments were heard by the U.S. Court of Appeals on March 10, 2009. On September 29, 2009 the U.S. Court of Appeals reversed the decision of the District Court on the ground that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada State Court was improper. On October 13, 2009 the Company filed a petition requesting the U.S. Court of Appeals to reconsider its decision and for a rehearing on the issues before a nine judge panel (en banc) on the grounds that the decision is contrary to a recent United States Supreme Court decision. In the event this petition is denied, we will continue to challenge the claims of the Province in the Nevada State Court on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. On March 25, 2008, an attempt was made to serve PDI by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint with a manifestation stating that PDTS is not an agent of PDI for any purpose and is not authorized to accept service or to take any other action on behalf of PDI. On April 3, 2008, PDI made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.
The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Perilla Complaint
On August 5, 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed on November 25, 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. The complaint names Placer Dome Inc. and Barrick Gold Inc. as defendants; however, service has only been attempted on Barrick Gold Inc. at this time. Barrick Gold Inc. intends to move to dismiss the complaint on a variety of grounds and to otherwise defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Plc (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
On June 26, 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. On August 23, 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. It is currently anticipated that the Supreme Court of Pakistan will consider the Civil Petition for Leave to Appeal in December 2009. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.
22 > SUBSEQUENT EVENTS
We examined all significant transactions from our quarter end close date of September 30, 2009 up to and including the issuance date, October 28, 2009, and have not noted any significant events or transactions that would materially impact the financial statements as they are presented.

BARRICK THIRD QUARTER 2009	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
Brookfield Place, TD Canada Trust Tower	P.O. Box 7010, Adelaide Street Postal Station
Suite 3700	Toronto, Canada M5C 2W9
161 Bay Street, P.O. Box 212	Tel: (416) 643-5500
Toronto, Canada M5J 2S1	Toll-free throughout North America: 1-800-387-0825
Tel: (416) 861-9911 Fax: (416) 861-0727	Fax: (416) 643-5501
Toll-free throughout North America: 1-800-720-7415	Email: inquiries@cibcmellon.com
Email: investor@barrick.com	Website: www.cibcmellon.com
Website: www.barrick.com

BNY MELLON SHAREOWNER SERVICES
SHARES LISTED	480 Washington Blvd. — 27th Floor
ABX — The Toronto Stock Exchange	Jersey City, NJ 07310
The New York Stock Exchange	Tel: 1-800-589-9836 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.melloninvestor.com

INVESTOR CONTACT	MEDIA CONTACT
Deni Nicoski	Vincent Borg
Vice President, Investor Relations	Executive Vice President, Corporate Communications
Tel: (416) 307-7410	Tel: (416) 307-7477
Email: dnicoski@barrick.com	Email: vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained in this Third Quarter Report 2009, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “will”, “anticipate”, “contemplate”, “target”, “plan”, “continue”, “budget”, “may”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity); fluctuations in currency markets; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully complete announced transactions and integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and costs associated with mining inputs and labor; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves; changes in costs and estimates associated with our projects; adverse changes in our credit rating, level of indebtedness and liquidity, contests over title to properties, particularly title to undeveloped properties; the risks involved in the exploration, development and mining business. Certain of these factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.